Form 6-K

                    SECURITIES AND EXCHANGE COMMISSION
                         Washington, D.C.  20549

                        Report of Foreign Issuer

                Pursuant to Rule 13a - 16 or 15d - 16 of
                   the Securities Exchange Act of 1934

                 For the month of ___November___ 2007
                   (Commission File No.  000-24876)

                             TELUS Corporation

             (Translation of registrant's name into English)

                         21st Floor, 3777 Kingsway
                     Burnaby, British Columbia  V5H 3Z7
                                Canada
                 (Address of principal registered offices)




Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

									  X
		Form 20-F	_____			Form 40-F	_____


Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

									  X
		Yes		_____			No		_____


                       This Form 6-K consists of the following:
______________________________________________________________________________

                              News Release
                    TELUS Reports Third Quarter Results

______________________________________________________________________________

              Positive tax recovery contributes to earnings growth
              Guidance updated to reflect year-to-date results
                            Dividend increased 20%
                              November 2, 2007

     VANCOUVER, BC - TELUS Corporation today reported that third quarter 2007 revenue increased 4.5 per cent to $2.31 billion from a year ago. The performance was driven by nine per cent growth in both wireless revenue and wireline data revenue, partially offset by declines in local and long distance wireline revenues. Consolidated earnings before interest, taxes, depreciation and amortization (EBITDA) increased 3.6 per cent to $987 million due to an increase in wireless EBITDA of eight per cent, while wireline EBITDA decreased by one per cent.
     Net income in the quarter was $410 million and earnings per share (EPS) were $1.24, up 28 per cent and 32 per cent respectively. Net income included favourable tax related adjustments of approximately $93 million or 28 cents per share, compared to $30 million or nine cents a year ago, as well as a favourable expense recovery this quarter of $4.9 million or one cent per share after tax for options with a net-cash settlement feature. Also contributing to the increase in EPS were higher EBITDA, lower financing charges and a reduction in shares outstanding as a result of the repurchases pursuant to the normal course issuer bid. Excluding tax related adjustments in both periods and the option expense recovery, net income was $312 million and EPS were $0.95, up 7.7 per cent and 11 per cent, respectively.
     Free cash flow remained strong at $503 million, down three per cent due to timing of cash interest payments and higher wireless capital expenditures. During the third quarter TELUS continued to repurchase shares under its normal course issuer bid program, completing $232 million of share buy backs. Average shares outstanding were three per cent lower than a year ago.
     Full year 2007 guidance has been updated and includes a slightly lower consolidated revenue range of $9.125 to $9.175 billion, a narrowing of the consolidated EBITDA range (as adjusted) - now at $3.725 to $3.775 billion, as well as an increase in the EPS (as adjusted) range to $3.55 to $3.65. Capital expenditure guidance remains unchanged.

     FINANCIAL HIGHLIGHTS

     -------------------------------------------------------------------------
     C$ in millions, except per share amounts        3 months ended
                                                      September 30
                                                                          %
     (unaudited)                                      2007     2006    Change
     ------------------------------------------------------------------------
     Operating revenues                             2,309.9  2,210.7     4.5%
     EBITDA(1)                                        987.0    952.4     3.6%
       EBITDA (as adjusted)(2)                        979.8    952.4     2.9%
     Income before income taxes and
      non-controlling interest                        490.2    448.5     9.3%
     Net income(3)                                    409.9    319.6    28.3%
     Earnings per share (EPS), basic(3)                1.24     0.94    31.9%
     Cash provided by operating activities            831.8    570.4    45.8%
     Capital expenditures                             434.1    423.9     2.4%
     Free cash flow(4)                                502.9    519.8    (3.3%)

     (1) Earnings before interest, taxes, depreciation and amortization (EBITDA) is defined as Operating revenues less Operations expense less Restructuring costs. See Section 11.1 of Management's discussion and analysis.
     (2) Excludes a non-cash expense recovery of $7.2 million to Operations expense in 2007 for introducing a net cash settlement feature for share option awards granted prior to 2005.
     (3) Net income and EPS for the three month period in 2007 includes favourable tax related adjustments of $93 million or 28 cents per share, compared to $30 million or 9 cents for the same period in 2006.
     (4) See Section 11.2 of Management's discussion and analysis.

     Darren Entwistle, TELUS president and CEO, said "The third quarter results are a marked improvement compared to the second quarter due to TELUS' continued strength in wireless and data combined with improved efficiency of wireless marketing and retention. Also encouraging was a reduction in incremental costs and improved performance associated with the new wireline billing and client care system in Alberta."
     Mr. Entwistle stated "We experienced a sequential quarterly increase of 17,000 high speed customer additions, as improved order fulfillment and system stability allowed us to renew our marketing efforts in Alberta during the third quarter. I was also pleased to observe that we generated higher wireless gross additions, whilst maintaining stable customer loyalty and retention and strong net customer additions of 135,000. This was achieved with reduced marketing costs of acquisition."
     Mr. Entwistle also noted "We remain committed to returning capital to our shareholders as evidenced by our announcement today of a 20 per cent increase to the next quarterly dividend - the fourth year in a row of sizeable increases."
     Robert McFarlane, executive vice president and CFO, noted, "TELUS continues to demonstrate considerable financial strength and strong cash flow. Our financial policies have been reviewed and remain consistent. The strong balance sheet of TELUS along with strong operating performance enables TELUS to invest appropriately for future growth in our core telecom businesses while returning significant capital to investors in the form of growing dividends and substantial share repurchases. We now have a three year track record for significant ongoing share repurchases, which in the past year alone has led to a three per cent reduction in average shares outstanding. Notably, we intend to again renew in December our normal course issuer bid share repurchase program for 2008."
     "Further reflecting the financial strength of TELUS is the company's healthy investment grade credit ratings, the successful mid-year refinancing of $1.5 billion at much lower interest rates, and having no major maturities of debt until 2011," McFarlane noted. "Furthermore, TELUS has no exposure to asset backed commercial paper, either corporately or in our defined benefit pension plans."

     =========================================================================
     This news release contains statements about expected future events and financial and operating results of TELUS that are forward-looking. By their nature, forward-looking statements require the Company to make assumptions and are subject to inherent risks and uncertainties. There is significant risk that the forward-looking statements will not prove to be accurate. Readers are cautioned not to place undue reliance on forward-looking statements as a number of factors could cause actual future results and events to differ materially from that expressed in the forward-looking statements. Accordingly this news release is subject to the disclaimer and qualified by the assumptions (including assumptions for 2007 guidance and share purchases), qualifications and risk factors referred to in the Management's discussion and analysis - October 31, 2007.
     =========================================================================

     OPERATING HIGHLIGHTS

     TELUS wireless

     - Net subscriber additions remained strong at 134,500, a small 2.0% decrease from the same quarter in 2006. Postpaid additions were 98,200, down 9.6%, while prepaid loading increased by 27% to 36,300
     - Revenues increased by $95 million or 9.4% to $1.1 billion in the third quarter of 2007, when compared with the same period in 2006
     - Wireless data revenue increased $42 million or 56% due to migration to full function personal data devices and increased text messaging
     - ARPU (average revenue per subscriber unit per month) decreased by 1.3% to $64.80 as a result of increased voice re-price due to competitive pressures. The data component continued to increase, up by 41% to $7.20
     - EBITDA (as adjusted) increased by $40 million over the third quarter of 2006, representing 8.3% growth, due to network revenue growth
     - Cost of acquisition per gross addition decreased 1.8% year-over-year and 11% sequentially to $379
     - Blended monthly subscriber churn increased to 1.43% from 1.36% a year ago but was slightly lower than 1.45% in the second quarter. Postpaid churn remained low at 1.05%.
     - Cash flow (EBITDA as adjusted less capital expenditures) increased $21 million or 5.7% to $391.5 million in the quarter due to an increase in EBITDA. Capital expenditures also increased with continued investments in higher speed wireless networks.

     TELUS wireline

     - Revenues increased by $4 million or 0.4% to $1.2 billion in the third quarter of 2007, when compared with the same period in 2006. Strong data growth offset declines in local and long distance revenues
     - Data revenues increased by $36 million or 8.7% due to strong year-over-year high-speed Internet growth and enhanced data and hosting services
     - EBITDA (as adjusted) decreased by $13 million or 2.7%, due to higher expenses including $8 million of additional expenses related to the new billing and client care system implemented in Alberta in the second quarter
     - TELUS added 31,300 net high-speed Internet subscribers, building TELUS' high-speed base to 994,000, a 14% increase from a year ago. High-speed Internet net additions recovered from the second quarter as improved system stability allowed Internet marketing efforts to be renewed in the third quarter
     - Network access lines (NALs) declined by 35,000 in the quarter. Total NALs were down 3.0% from a year ago, reflecting continued residential line losses from ongoing competitive activity and wireless substitution partially mitigated by an increase in business access lines
     - Cash flow (EBITDA as adjusted less capital expenditures) declined 2.5% to $154 million, due to the decrease in EBITDA

     Corporate Developments

     Local phone service deregulated

     The CRTC accepted TELUS' application for deregulation of residential and business phone service in several communities across British Columbia, Alberta, and Quebec in the quarter. Residential phone service in Vancouver, Victoria, Calgary, Edmonton, and Rimouski was deregulated, as was local business service in all major centres in TELUS' operating territory.
     TELUS has applied for deregulation of residential phone service in several dozen additional communities, and expects decisions from the CRTC in the coming months.
     The rules announced by Industry Canada in the spring allow incumbent telecommunications carriers to apply to the CRTC for deregulation in any community where customers have a choice between service providers and where they meet specific quality of service measures for six months. The new rules state that local business services will be deregulated where there is a choice of at least two phone providers with their own network infrastructure. Deregulation for consumer services will occur where there is a choice of at least three service providers with their own network infrastructure, one of which can be a wireless provider.

     TELUS continues share repurchases

     During the third quarter, TELUS continued to purchase shares under its Normal Course Issuer Bid (NCIB). Repurchases in the quarter totaled approximately 4.3 million shares for a total outlay of $232 million. For nine months this year, the total outlay has been $602 million. Since commencing in December 2004, TELUS has repurchased a total of 49.9 million shares for $2.37 billion under three NCIB programs, resulting in an 8.7 per cent reduction in shares outstanding.

     Yellow Pages Group selects TELUS as IT provider in west

     TELUS announced on October 31 that the Yellow Pages Group (YPG) has selected it to provide support services and manage information technology infrastructure for their Western Canada-based operations. The long-term contract with Canada's largest directory publisher is valued at approximately $90 million.
     Under the agreement, TELUS will provide a range of services including IT infrastructure operations, IP applications development, wireless services, document services, and managed network services ranging from help desk to desktop to computing operations. TELUS will also provide facilities and managed services for YPG's online directory system in TELUS Internet Data Centres.

     TELUS signs eight-year deal with Western Canada Lottery Corporation

     TELUS signed an eight-year contract with the Western Canada Lottery Corporation to implement an Alberta-wide secure IP-based network. The network will support approximately 2,350 on-line lottery ticket terminals, connecting the machines throughout Alberta with the company's central computer system in Winnipeg.
     The TELUS IP network will also provide the communications infrastructure needed to support any network growth plans over the coming years.

     TELUS launches online assessment tool

     In September, TELUS launched a new strategic online assessment tool, the TELUS Online Wireless Solutions Roadmap. The tool helps businesses evaluate their plans for strategic wireless investments and ensure they will drive business performance.
     The Wireless Solutions Roadmap addresses an anticipated shift in the market. New research from TELUS and IDC Canada shows Canadian business is on the cusp of a new wave of adoption in wireless business technology as firms move beyond the basics of mobile email and web access. More than 90 per cent of Canadian firms now have mobile email and web access.

     TELUS first in North America to launch two HTC smartphones

     TELUS and High Tech Computer Corp. (HTC), the world's leading provider of Microsoft Windows Mobile-based smart devices, announced the first North American availability of the HTC Touch and the HTC S640. The HTC Touch is a deceptively small and stylish smartphone that ushers in an innovative new concept in intuitive touch screen navigation. The HTC S640, with a full QWERTY-keypad, is a smartphone that brings a variety of productivity and entertainment solutions to clients. Both devices feature a variety of Windows Mobile services and operate on the EVDO network, Canada's fastest coast-to-coast mobile network.

     Wireless data add-on plan, sliver BlackBerry Pearl cater to consumer customers

     Today, TELUS introduced the BlackBerry Pearl 8130 with its silver-coloured finish and a new $15 add-on wireless data plan delivering up to two megabytes of email usage to consumers.
     The BlackBerry Pearl 8130 is tailored for consumers looking for email and web access along with multimedia services in a single device. The Pearl gives customers the ability to listen to music, record video, take photos and store up to eight gigabytes of data. It is also the first smartphone in Canada preloaded with the popular social network application Facebook.
     Complementing the Pearl, TELUS also introduced a new consumer wireless data plan that can be added to existing packages. Email 15 provides up to two megabytes of email monthly - the equivalent of 600 emails, perfect for clients that want to stay connected while on the go.

     Led Zeppelin makes mobile debut only at TELUS in Canada

     TELUS and Led Zeppelin have partnered to provide wireless customers with an entirely new way to access the legendary rock band's music. Starting November 13, TELUS will be the exclusive wireless service provider in Canada for the band's ring tones, wallpapers, and wireless song downloads.

     TELUS first to bring Canadians the LG Shine

     TELUS is the first Canadian company to offer the LG Shine mobile phone. Part of LG's iconic series of phones has been a favourite of Canadian fashion leaders. The LG Shine is the latest in phone fashion with a sleek metal casing, cool reflective look and high definition screen. This phone also features a high quality camera and full line-up of SPARK entertainment and messaging services including access to TELUS Mobile Music, TELUS Mobile TV, TELUS Mobile Radio and Instant Messaging.

     TELUS and ZTE launch award winning wireless phone

     In August, TELUS and ZTE announced the exclusive availability of the ZTE D90, featuring Digit Wireless' Fastap keypad. The first mobile handset in the world to feature both Zi Corporation's eZiType software for increased data input speed and accuracy, and the Digit Wireless Fastap keyboard, the ZTE D90 is ideal for heavy messengers. With the announcement, ZTE became the first wireless phone manufacturer from mainland China to directly offer a device for sale in Canada.

     The Ontario College of Art & Design partnership fostering innovative phone design

     TELUS and the Ontario College of Art & Design (OCAD) have partnered to introduce an innovative new design course that will help the school's third-year students explore and develop their talents in wireless phone design. Reflecting TELUS' commitment to delivering innovative products and services, and to giving where we live, the OCAD/TELUS Handset Project is unique in Canada, and aims to foster innovation in mobile phone design.
     To further assist in the development of Canadian design talent, one deserving student will be offered a four-month summer internship with TELUS working in product development.

     TELUS TV comes to Quebec

     TELUS TV was launched in several Quebec communities during the quarter, including Saint-Georges-de-Beauce, Rimouski, Mont-Joli, Luceville, Sainte-Luce and Sainte-Blandine. TELUS TV is a 100 per cent digital service bringing customers exceptional sound and video quality for hundreds of TV channels, video-on-demand, and other services. It is also available in an increasing number of neighbourhoods of greater Vancouver, Calgary, and Edmonton.

     TELUS Day of Service

     On September 29, more than 6,000 TELUS team members took a day out of their schedules to give where they live during the TELUS Day of Service. TELUS employees, retirees, relatives and friends took part in a nation-wide volunteer drive making a difference in the communities where they live and work.
     Team members participated in more than 225 volunteer activities through 150 charitable organizations in 17 communities across Quebec, Ontario, Alberta and B.C. TELUS Day of Service volunteer efforts included environmentally themed projects such as clean-up efforts at Stanley Park in Vancouver, the River Valley in Edmonton and the Soverdi in Montreal. Other volunteer projects included stocking shelves at the Daily Bread Food Bank in Toronto, supporting Habitat for Humanity and regional youth soccer clinics for underprivileged children.
     On this day alone, more than 18,000 volunteer hours were logged in support of worthwhile causes.

     TELUS executive Robert McFarlane named Canada's Top CFO by Canadian
     Business

     Robert McFarlane, executive vice-president and chief financial officer, was named Top CFO by Canadian Business magazine at the All-Star awards luncheon in Toronto in October. The All-Star Execs are drawn by Canadian Business from a pool of Canada's largest publicly traded firms. To be eligible for consideration for this program, a company must meet certain financial performance measures including three-year revenue growth, three-year net income growth and three-year total shareholder return. Robert was chosen from among an exclusive group of business leaders as Canada's Top CFO by an independent panel of experts. An interview with Robert is featured in the current issue of Canadian Business, which hit newsstands on November 1.

     TELUS recognized for one of the best annual reports in world

     The 2006 TELUS annual report ranked among the top one percent in the world by the Annual Report on Annual Reports, the only organization in the world that compares, rates and ranks annual reports globally. TELUS is one of three Canadian companies and the only telecommunications company to achieve one of the top ratings.
     An independent panel evaluates more than 500 annual reports from a selection of more than 1,000 listed corporations worldwide. The survey is regarded as the most comprehensive and authoritative by evaluating each report on 50 aspects of corporate reporting including financial, performance, business and investor measures.

     TELUS named to global Dow Jones Sustainability Index for seventh straight year

     In September, the Dow Jones Sustainability World Index, a corporate sustainability ranking, recognized TELUS as an economic, environmental and social leader for the seventh consecutive year. TELUS is the only North American telecommunications company and one of just 10 Canadian businesses across all sectors included in the global index. TELUS' total score improved this year and was among the highest awarded in the telecom sector. The judges gave TELUS high marks for corporate governance, risk and crisis management, privacy protection, environmental reporting, human capital development and stakeholder engagement.

     TELUS helping kids with diabetes live better lives and partners to find a cure

     The 2007 TELUS President's Invitational Golf Tournament donated $115,000 to an innovative centre that helps kids with diabetes live healthier lives. The Charles H. Best Diabetes Centre is the only registered charity in Canada dedicated to making life better for kids with Type 1 diabetes. The donation was raised at the TELUS Business Solutions annual charity golf event, which is also a thank you from TELUS to some of its top Ontario customers for their loyalty and business.
     TELUS in October announced a three-year partnership with the Juvenile Diabetes Research Foundation (JDRF). The partnership will provide the JDRF with $1.2 million to fund Canadian-based research programs hunting for a cure for Type 1 diabetes. TELUS also announced its three-year title sponsorship of the JDRF's primary fundraising event - the TELUS Walk to Cure Diabetes. This partnership is an excellent representation of TELUS' community investment approach, which is focused on youth, technology, and health and wellness.

     Support of Quebec Major Junior Hockey League delivers excitement of hockey to clients

     TELUS and the Quebec Major Junior Hockey League renewed their partnership with a five-year deal in the quarter. Reflecting TELUS' continued support of Canadian athletes and amateur sport, the agreement includes the webcasting of all 630 games of the '07-'08 QMJHL season, a first in the history of the league. All playoff games will also be webcast for the fans. In addition, nearly 250 QMJHL-based ringtones, theme songs, pictures, interviews and videos are being offered exclusively to TELUS subscribers for download to mobile handsets during the season.

     Partnership greens Montreal

     The City of Montreal, Societe de verdissement du Montreal metropolitain (SOVERDI) and TELUS announced the completion of the first step in the greening of Montreal. Thanks to a three-way partnership announced in 2006, more than 5,800 trees, shrubs and perennials have been planted in alleys and schoolyards, in front of housing cooperatives, and along riverbanks and highways throughout the Island of Montreal this year.

     TELUS Open raises $110,000 for Operation Enfant Soleil

     More than 250 TELUS clients, partners, and employees donated a total of $109,718 to Operation Enfant Soleil during the TELUS Open on September 20. The money raised will help improve the quality of paediatric care for thousands of children across Quebec.

     TELUS renews Shelf Prospectus

     On August 3, TELUS filed a preliminary short form base shelf prospectus with securities regulators in Canada and the United States. This enables TELUS to sell up to C$3 billion of debt, equity and/or warrants should the Company decide to issue such securities at any time during the next two years. The shelf prospectus replaced an existing C$3 billion shelf prospectus that expired on September 24, 2007. TELUS has no immediate intention to offer securities pursuant to the shelf prospectus.

     Dividend Declaration raises level by 20%

     Board of Directors has declared a quarterly dividend of forty-five cents ($0.45) Canadian per share on the issued and outstanding Common shares and forty-five cents ($0.45) Canadian per share on the issued and outstanding Non-Voting shares of the Company payable on January 1, 2008 to holders of record at the close of business on December 11, 2007.
     The dividends above are designated as "eligible" dividends for the purposes of the Income Tax Act (Canada) and any similar provincial legislation.
     This quarterly dividend represents a 7.5 cent increase or 20 per cent from the $0.375 quarterly dividend paid on October 1, 2007 and the dividend paid a year earlier on January 1, 2007.

For further information:

     Media relations:                         Investor relations:
     Allison Vale,                            Robert Mitchell,
     (416) 629-6425,                          (416)279-3219,
     allison.vale(at)telus.com                ir(at)telus.com

     About TELUS

     TELUS (TSX: T, T.A; NYSE: TU) is a leading national telecommunications company in Canada, with $9.0 billion of annual revenue and 11.0.million customer connections including 5.4 million wireless subscribers, 4.4 million wireline network access lines and 1.2 million Internet subscribers. TELUS provides a wide range of communications products and services including data, Internet protocol (IP), voice, entertainment and video. Committed to being Canada's premier corporate citizen, we give where we live. Since 2000, TELUS and our team members have contributed more than $91 million to charitable and non-profit organizations and volunteered more than 1.7 million hours of service to local communities. Eight TELUS Community Boards across Canada lead our local philanthropic initiatives. For more information about TELUS, please visit telus.com.

     TELUS Corporation

     interim consolidated statements of income                     (unaudited)

     Periods ended September 30         Three months          Nine months
      (millions except per
      share amounts)                 2007       2006       2007       2006
     -------------------------------------------------------------------------
                                              (restated)            (restated)

     OPERATING REVENUES             $2,309.9   $2,210.7   $6,743.6   $6,426.4
     -------------------------------------------------------------------------
     OPERATING EXPENSES
       Operations                    1,316.5    1,245.8    4,093.4    3,654.3
       Restructuring costs               6.4       12.5       14.3       59.9
       Depreciation                    332.5      325.8      968.5    1,000.2
       Amortization of intangible
        assets                          70.1       57.5      192.2      168.3
     -------------------------------------------------------------------------
                                     1,725.5    1,641.6    5,268.4    4,882.7
     -------------------------------------------------------------------------
     OPERATING INCOME                  584.4      569.1    1,475.2    1,543.7
       Other expense, net                8.0        4.0       30.3       17.9
       Financing costs                  86.2      116.6      331.0      371.1
     -------------------------------------------------------------------------
     INCOME BEFORE INCOME TAXES
      AND NON-CONTROLLING INTEREST     490.2      448.5    1,113.9    1,154.7
       Income taxes                     78.6      126.5      251.6      261.3
       Non-controlling interests         1.7        2.4        4.5        7.1
     -------------------------------------------------------------------------
     NET INCOME AND COMMON SHARE
      AND NON-VOTING SHARE INCOME      409.9      319.6      857.8      886.3
     OTHER COMPREHENSIVE INCOME
       Change in unrealized fair
        value of derivatives
        designated as cash flow
        hedges                           8.5          -       64.3          -
       Foreign currency translation
        adjustment arising from
        translating financial
        statements of self-
        sustaining foreign operations   (1.1)       0.4       (4.9)       1.2
       Change in unrealized fair
        value of available-for-sale
        financial assets                (0.2)         -       (0.3)         -
     -------------------------------------------------------------------------
                                         7.2        0.4       59.1        1.2
     -------------------------------------------------------------------------
     COMPREHENSIVE INCOME           $  417.1   $  320.0   $  916.9   $  887.5
     -------------------------------------------------------------------------
     -------------------------------------------------------------------------
     NET INCOME PER COMMON SHARE
      AND NON-VOTING SHARE
       - Basic                      $   1.24   $   0.94   $   2.57   $   2.57
       - Diluted                    $   1.23   $   0.92   $   2.55   $   2.54
     DIVIDENDS DECLARED PER COMMON
      SHARE AND NON-VOTING SHARE    $  0.375   $  0.275   $  1.125   $  0.825
     TOTAL WEIGHTED AVERAGE COMMON
      SHARES AND NON-VOTING SHARES
      OUTSTANDING
       - Basic                         330.1      341.4      333.5      345.2
       - Diluted                       332.8      346.0      336.2      348.8


     TELUS Corporation
     interim consolidated balance sheets                           (unaudited)

                                                   September 30, December 31,
     As at (millions)                                    2007          2006
     -------------------------------------------------------------------------
                                                                    (restated)
     ASSETS
     Current Assets
       Cash and temporary investments, net           $      1.0    $        -
       Short-term investments                              44.1         110.2
       Accounts receivable                                590.7         707.2
       Income and other taxes receivable                  269.0          95.4
       Inventories                                        170.6         196.4
       Prepaid expenses and other                         209.0         195.3
       Current portion of derivative assets                16.4          40.4
     -------------------------------------------------------------------------
                                                        1,300.8       1,344.9
     -------------------------------------------------------------------------
     Capital Assets, Net
      Property, plant, equipment and other              7,354.0       7,466.5
       Intangible assets subject to amortization          779.0         549.2
       Intangible assets with indefinite lives          2,966.5       2,966.4
     -------------------------------------------------------------------------
                                                       11,099.5      10,982.1
     -------------------------------------------------------------------------
     Other Assets
       Deferred charges                                 1,098.2         956.6
       Investments                                         30.3          35.2
       Goodwill                                         3,168.5       3,169.5
     -------------------------------------------------------------------------
                                                        4,297.0       4,161.3
     -------------------------------------------------------------------------
                                                     $ 16,697.3    $ 16,488.3
     -------------------------------------------------------------------------
     -------------------------------------------------------------------------

     LIABILITIES AND SHAREHOLDERS' EQUITY
     Current Liabilities
       Cash and temporary investments, net           $        -    $     11.5
       Accounts payable and accrued liabilities         1,438.5       1,363.6
       Income and other taxes payable                       5.1          10.3
       Restructuring accounts payable and accrued
        liabilities                                        32.1          53.1
       Dividends payable                                  123.4             -
       Advance billings and customer deposits             614.5         606.3
       Current maturities of long-term debt                 6.0       1,433.5
       Current portion of derivative liabilities           13.6         165.8
       Current portion of future income taxes             426.5         137.2
     -------------------------------------------------------------------------
                                                        2,659.7       3,781.3
     -------------------------------------------------------------------------
     Long-Term Debt                                     4,496.6       3,474.7
     -------------------------------------------------------------------------
     Other Long-Term Liabilities                        1,760.8       1,257.3
     -------------------------------------------------------------------------
     Future Income Taxes                                1,076.8       1,023.3
     -------------------------------------------------------------------------
     Non-Controlling Interests                             23.8          23.6
     -------------------------------------------------------------------------
     Shareholders' Equity                               6,679.6       6,928.1
     -------------------------------------------------------------------------
                                                     $ 16,697.3    $ 16,488.3
     -------------------------------------------------------------------------
     -------------------------------------------------------------------------

     TELUS Corporation
     interim consolidated statements of cash flows                 (unaudited)

                                        Three months          Nine months
     Periods ended September 30
      (millions)                     2007       2006       2007       2006
     -------------------------------------------------------------------------
     OPERATING ACTIVITIES
     Net income                     $  409.9   $  319.6   $  857.8   $  886.3
     Adjustments to reconcile net
      income to cash provided by
      operating activities:
       Depreciation and amortization   402.6      383.3    1,160.7    1,168.5
       Future income taxes             222.7      146.3      393.4      284.8
       Share-based compensation         (3.3)      14.2      126.4       35.3
       Net employee defined benefit
        plans expense                  (24.0)      (1.5)     (69.0)      (4.4)
       Employer contributions to
        employee defined benefit
        plans                          (18.9)     (28.8)     (67.5)    (104.3)
       Restructuring costs, net of
        cash payments                    3.3       (1.2)     (21.0)       2.2
       Amortization of deferred gains
        on sale-leaseback of
        buildings, amortization of
        deferred charges and
        other, net                       5.9        3.9        1.1       12.5
       Net change in non-cash
        working capital               (166.4)    (265.4)     (27.6)    (224.4)
     -------------------------------------------------------------------------
     Cash provided by operating
      activities                       831.8      570.4    2,354.3    2,056.5
     -------------------------------------------------------------------------
     INVESTING ACTIVITIES
     Capital expenditures             (434.1)    (423.9)  (1,297.8)  (1,203.2)
     Acquisitions                          -      (25.0)         -      (44.5)
     Proceeds from the sale of
      property and other assets          4.1        6.9        5.4       14.9
     Change in non-current materials
      and supplies, purchase of
      investments and other                -       (9.0)      (7.7)     (20.4)
     -------------------------------------------------------------------------
     Cash used by investing
      activities                      (430.0)    (451.0)  (1,300.1)  (1,253.2)
     -------------------------------------------------------------------------
     FINANCING ACTIVITIES
     Common Shares and Non-Voting
      Shares issued                      0.1       37.2        0.7       82.9
     Dividends to shareholders             -      (93.8)    (250.9)    (284.5)
     Purchase of Common Shares and
      Non-Voting Shares for
      cancellation                    (232.2)    (119.7)    (602.4)    (600.7)
     Long-term debt issued           2,679.9      499.0    4,771.5    1,341.8
     Redemptions and repayment of
      long-term debt                (2,850.8)    (448.9)  (4,955.4)  (1,064.4)
     Partial repayment of deferred
      hedging liability                    -          -          -     (309.4)
     Dividends paid by a subsidiary
      to non-controlling interests         -          -       (4.3)      (3.0)
     Other                                 -          -       (0.9)         -
     -------------------------------------------------------------------------
     Cash used by financing
      activities                      (403.0)    (126.2)  (1,041.7)    (837.3)
     -------------------------------------------------------------------------
     CASH POSITION
     Increase (decrease) in cash
      and temporary investments, net    (1.2)      (6.8)      12.5      (34.0)
     Cash and temporary investments,
      net, beginning of period           2.2      (18.6)     (11.5)       8.6
     -------------------------------------------------------------------------
     Cash and temporary investments,
      net, end of period            $    1.0   $  (25.4)  $    1.0   $  (25.4)
     -------------------------------------------------------------------------
     -------------------------------------------------------------------------
     SUPPLEMENTAL DISCLOSURE OF
      CASH FLOWS
     Interest (paid)                $  (41.1)  $  (13.0)  $ (283.2)  $ (297.6)
     -------------------------------------------------------------------------
     Interest received              $    1.4   $    0.6   $    8.9   $   23.9
     -------------------------------------------------------------------------
     -------------------------------------------------------------------------
     Income taxes (inclusive of
      Investment Tax Credits (paid)
      received, net                 $   (1.7)  $   (0.6)  $    0.9   $   94.4
     -------------------------------------------------------------------------
     -------------------------------------------------------------------------

     TELUS Corporation
     segmented information
                                                                  (unaudited)

     Three-month periods ended
     September 30                         Wireline              Wireless
     (millions)                       2007       2006       2007       2006
     -------------------------------------------------------------------------
     Operating revenues
       External revenue             $1,204.6   $1,200.3   $1,105.3   $1,010.4
       Intersegment revenue             29.7       23.5        7.0        6.0
     -------------------------------------------------------------------------
                                     1,234.3    1,223.8    1,112.3    1,016.4
     -------------------------------------------------------------------------
     Operating expenses
       Operations expense              761.6      742.5      591.6      532.8
       Restructuring costs               6.4       11.7          -        0.8
     -------------------------------------------------------------------------
                                       768.0      754.2      591.6      533.6
     -------------------------------------------------------------------------
     EBITDA(1)                      $  466.3   $  469.6   $  520.7   $  482.8
     -------------------------------------------------------------------------
     -------------------------------------------------------------------------
     CAPEX(2)                       $  302.6   $  311.4   $  131.5   $  112.5
     -------------------------------------------------------------------------
     -------------------------------------------------------------------------
     EBITDA less CAPEX              $  163.7   $  158.2   $  389.2   $  370.3
     -------------------------------------------------------------------------
     -------------------------------------------------------------------------
     Operating expenses
      (as adjusted)(3)
       Operations expense
        (as adjusted)(3)               771.1      742.5      589.3      532.8
       Restructuring costs               6.4       11.7          -        0.8
     -------------------------------------------------------------------------
                                       777.5      754.2      589.3      533.6
     -------------------------------------------------------------------------
     EBITDA (as adjusted)(3)        $  456.8   $  469.6   $  523.0   $  482.8
     -------------------------------------------------------------------------
     -------------------------------------------------------------------------
     CAPEX(2)                       $  302.6   $  311.4   $  131.5   $  112.5
     -------------------------------------------------------------------------
     -------------------------------------------------------------------------
     EBITDA (as adjusted) less
      CAPEX                         $  154.2   $  158.2   $  391.5   $  370.3
     -------------------------------------------------------------------------
     -------------------------------------------------------------------------



     Three-month periods ended
     September 30                       Eliminations          Consolidated
     (millions)                       2007       2006       2007       2006
     -------------------------------------------------------------------------
     Operating revenues
       External revenue             $      -   $      -   $2,309.9   $2,210.7
       Intersegment revenue            (36.7)     (29.5)         -          -
     -------------------------------------------------------------------------
                                       (36.7)     (29.5)   2,309.9    2,210.7
     -------------------------------------------------------------------------
     Operating expenses
       Operations expense              (36.7)     (29.5)   1,316.5    1,245.8
       Restructuring costs                 -          -        6.4       12.5
     -------------------------------------------------------------------------
                                       (36.7)     (29.5)   1,322.9    1,258.3
     -------------------------------------------------------------------------
     EBITDA(1)                      $      -   $      -   $  987.0   $  952.4
     -------------------------------------------------------------------------
     -------------------------------------------------------------------------
     CAPEX(2)                       $      -   $      -   $  434.1   $  423.9
     -------------------------------------------------------------------------
     -------------------------------------------------------------------------
     EBITDA less CAPEX              $      -   $      -   $  552.9   $  528.5
     -------------------------------------------------------------------------
     -------------------------------------------------------------------------
     Operating expenses
      (as adjusted)(3)
       Operations expense
        (as adjusted)(3)               (36.7)     (29.5)   1,323.7    1,245.8
       Restructuring costs                 -          -        6.4       12.5
     -------------------------------------------------------------------------
                                       (36.7)     (29.5)   1,330.1    1,258.3
     -------------------------------------------------------------------------
     EBITDA (as adjusted)(3)        $      -   $      -   $  979.8   $  952.4
     -------------------------------------------------------------------------
     -------------------------------------------------------------------------
     CAPEX(2)                       $      -   $      -   $  434.1   $  423.9
     -------------------------------------------------------------------------
     -------------------------------------------------------------------------
     EBITDA (as adjusted) less
      CAPEX                         $      -   $      -   $  545.7   $  528.5
     -------------------------------------------------------------------------
     -------------------------------------------------------------------------

                             EBITDA (as adjusted)
                              (from above)                $  979.8   $  952.4
                             Incremental charge
                              (recovery)(3)                   (7.2)         -
                            --------------------------------------------------
                             EBITDA (from above)             987.0      952.4
                             Depreciation                    332.5      325.8
                             Amortization                     70.1       57.5
                            --------------------------------------------------
                             Operating income                584.4      569.1
                             Other expense, net                8.0        4.0
                             Financing costs                  86.2      116.6
                            --------------------------------------------------
                             Income before income taxes
                              and non-controlling interests  490.2      448.5
                             Income taxes                     78.6      126.5
                             Non-controlling interests         1.7        2.4
                            --------------------------------------------------
                             Net income                   $  409.9   $  319.6
                            --------------------------------------------------
                            --------------------------------------------------

     (1) Earnings Before Interest, Taxes, Depreciation and Amortization ("EBITDA") is a measure that does not have any standardized meaning prescribed by GAAP and is therefore unlikely to be comparable to similar measures presented by other issuers; EBITDA is defined by the Company as operating revenues less operations expense and restructuring costs. The Company has issued guidance on, and reports, EBITDA because it is a key measure used by management to evaluate performance of its business segments and is utilized in measuring compliance with certain debt covenants.
     (2) Total capital expenditures ("CAPEX").
     (3) Substantially all of the Company's share option awards that were granted prior to January 1, 2005, and which were outstanding on January 1, 2007, were amended by adding a net-cash settlement feature; such amendment resulted in an incremental charge to (recovery from) operations of $(7.2) and did not result in an immediate cash outflow (inflow). In respect of 2007 results provided to the Company's chief operating decision maker, operations expense and EBITDA are being presented both with, and without, the impact of such amendment.

     TELUS Corporation
     segmented information (unaudited)


     Nine-month periods ended
     September 30                         Wireline              Wireless
     (millions)                       2007       2006       2007       2006
     -------------------------------------------------------------------------
     Operating revenues
       External revenue             $3,590.3   $3,588.8   $3,153.3   $2,837.6
       Intersegment revenue             83.5       71.8       20.0       17.1
     -------------------------------------------------------------------------
                                     3,673.8    3,660.6    3,173.3    2,854.7
     -------------------------------------------------------------------------
     Operating expenses
       Operations expense            2,439.1    2,211.5    1,757.8    1,531.7
       Restructuring costs              13.6       56.4        0.7        3.5
     -------------------------------------------------------------------------
                                     2,452.7    2,267.9    1,758.5    1,535.2
     -------------------------------------------------------------------------
     EBITDA(1)                      $1,221.1   $1,392.7   $1,414.8   $1,319.5
     -------------------------------------------------------------------------
     -------------------------------------------------------------------------
     CAPEX(2)                       $  882.0   $  881.8   $  415.8   $  321.4
     -------------------------------------------------------------------------
     -------------------------------------------------------------------------
     EBITDA less CAPEX              $  339.1   $  510.9   $  999.0   $  998.1
     -------------------------------------------------------------------------
     -------------------------------------------------------------------------
     Operating expenses
      (as adjusted)(3)
       Operations expense (as
        adjusted)(3)                 2,295.5    2,211.5    1,733.3    1,531.7
       Restructuring costs              13.6       56.4        0.7        3.5
     -------------------------------------------------------------------------
                                     2,309.1    2,267.9    1,734.0    1,535.2
     -------------------------------------------------------------------------
     EBITDA (as adjusted)(3)        $1,364.7   $1,392.7   $1,439.3   $1,319.5
     -------------------------------------------------------------------------
     -------------------------------------------------------------------------
     CAPEX(2)                       $  882.0   $  881.8   $  415.8   $  321.4
     -------------------------------------------------------------------------
     -------------------------------------------------------------------------
     EBITDA (as adjusted) less
      CAPEX                         $  482.7   $  510.9   $1,023.5   $  998.1
     -------------------------------------------------------------------------
     -------------------------------------------------------------------------


     Nine-month periods ended
     September 30                       Eliminations          Consolidated
     (millions)                       2007       2006       2007       2006
     -------------------------------------------------------------------------
     Operating revenues
       External revenue             $      -   $      -   $6,743.6   $6,426.4
       Intersegment revenue           (103.5)     (88.9)         -          -
     -------------------------------------------------------------------------
                                      (103.5)     (88.9)   6,743.6    6,426.4
     -------------------------------------------------------------------------
     Operating expenses
       Operations expense             (103.5)     (88.9)   4,093.4    3,654.3
       Restructuring costs                 -          -       14.3       59.9
     -------------------------------------------------------------------------
                                      (103.5)     (88.9)   4,107.7    3,714.2
     -------------------------------------------------------------------------
     EBITDA(1)                      $      -   $      -   $2,635.9   $2,712.2
     -------------------------------------------------------------------------
     -------------------------------------------------------------------------
     CAPEX(2)                       $      -   $      -   $1,297.8   $1,203.2
     -------------------------------------------------------------------------
     -------------------------------------------------------------------------
     EBITDA less CAPEX              $      -   $      -   $1,338.1   $1,509.0
     -------------------------------------------------------------------------
     -------------------------------------------------------------------------
     Operating expenses
      (as adjusted)(3)
       Operations expense (as
        adjusted)(3)                  (103.5)     (88.9)   3,925.3    3,654.3
       Restructuring costs                 -          -       14.3       59.9
     -------------------------------------------------------------------------
                                      (103.5)     (88.9)   3,939.6    3,714.2
     -------------------------------------------------------------------------
     EBITDA (as adjusted)(3)        $      -   $      -   $2,804.0   $2,712.2
     -------------------------------------------------------------------------
     -------------------------------------------------------------------------
     CAPEX(2)                       $      -   $      -   $1,297.8   $1,203.2
     -------------------------------------------------------------------------
     -------------------------------------------------------------------------
     EBITDA (as adjusted) less
      CAPEX                         $      -   $      -   $1,506.2   $1,509.0
     -------------------------------------------------------------------------
     -------------------------------------------------------------------------
                             EBITDA (as adjusted)
                              (from above)                $2,804.0   $2,712.2
                             Incremental charge(3)           168.1          -
                            --------------------------------------------------
                             EBITDA (from above)           2,635.9    2,712.2
                             Depreciation                    968.5    1,000.2
                             Amortization                    192.2      168.3
                            --------------------------------------------------
                             Operating income              1,475.2    1,543.7
                             Other expense, net               30.3       17.9
                             Financing costs                 331.0      371.1
                            --------------------------------------------------
                             Income before income taxes and
                              non-controlling interests    1,113.9    1,154.7
                             Income taxes                    251.6      261.3
                             Non-controlling interests         4.5        7.1
                            --------------------------------------------------
                             Net income                   $  857.8   $  886.3
                            --------------------------------------------------
                            --------------------------------------------------

     (1) Earnings Before Interest, Taxes, Depreciation and Amortization ("EBITDA") is a measure that does not have any standardized meaning prescribed by GAAP and is therefore unlikely to be comparable to similar measures presented by other issuers; EBITDA is defined by the Company as operating revenues less operations expense and restructuring costs. The Company has issued guidance on, and reports, EBITDA because it is a key measure used by management to evaluate performance of its business segments and is utilized in measuring compliance with certain debt covenants.
     (2) Total capital expenditures ("CAPEX").
     (3) Substantially all of the Company's share option awards that were granted prior to January 1, 2005, and which were outstanding on January 1, 2007, were amended by adding a net-cash settlement feature; such amendment resulted in an incremental charge to operations of $168.1 and did not result in an immediate cash outflow. In respect of 2007 results provided to the Company's chief operating decision maker, operations expense and EBITDA are being presented both with, and without, the impact of such amendment.

     Caution regarding forward-looking statements
     _________________________________________________________________________

     This report and Management's discussion and analysis contain statements about expected future events and financial and operating results of TELUS Corporation (TELUS or the Company) that are forward-looking. By their nature, forward-looking statements require the Company to make assumptions and are subject to inherent risks and uncertainties. There is significant risk that predictions, assumptions (see below) and other forward-looking statements will not prove to be accurate. Readers are cautioned not to place undue reliance on forward-looking statements as a number of factors could cause actual future results, conditions, actions or events to differ materially from financial and operating targets, expectations, estimates or intentions expressed in the forward-looking statements.

     Assumptions for 2007 guidance purposes include: economic growth consistent with recent provincial and national estimates by the Conference Board of Canada, including 2007 real GDP (gross domestic product) growth of approximately 2.6% in Canada; increased wireline competition in both business and consumer markets, particularly from cable-TV and voice over Internet Protocol (VoIP) companies; forbearance for local retail wireline services in major urban incumbent markets by the second half of 2007; no further price cap mandated consumer price reductions; a wireless industry market penetration gain of approximately
     4.5 to five percentage points (excluding competitors' subscriber write-offs in the first half of 2007); restructuring expenses of approximately $25 million; statutory tax rate of 33 to 34%; a discount rate of 5.0% and an expected long-term average return of 7.25% for pension accounting, unchanged from 2006; average shares outstanding of 330 to 335 million; and no prospective significant acquisitions or divestitures. Earnings per share (EPS), cash balances, net debt and common equity may be affected by the potential purchases of up to 24 million TELUS shares over a 12-month period under the normal course issuer bid that commenced December 20, 2006.

     Factors that could cause actual results to differ materially include but are not limited to: competition (including more active price discounting); economic growth and fluctuations (including pension performance, funding and expenses); capital expenditure levels (including possible spectrum asset purchases); financing and debt requirements (including share repurchases); tax matters (including acceleration or deferral of required payments of significant amounts of cash taxes); human resource developments (including possible labour disruptions); technology (including reliance on systems and information technology); regulatory developments (including local forbearance, wireless number portability, the timing, rules, process and cost of future spectrum auctions, and possible changes to foreign ownership restrictions); process risks (including internal reorganizations, conversion of legacy systems and billing system integrations); health, safety and environmental developments; litigation and legal matters; business continuity events (including manmade and natural threats); any prospective acquisitions or divestitures; and other risk factors discussed herein and listed from time to time in TELUS' public disclosure documents including its annual report, annual information form, and other filings with securities commissions in Canada (at www.sedar.com) and filings in the United States including Form 40-F (on EDGAR at www.sec.gov).

     For further information, see Section 10: Risks and risk management of TELUS' 2006 annual and 2007 first and second quarter Management's discussion and analyses, as well as updates reported in Section 10 of this document.
     _________________________________________________________________________

     Management's discussion and analysis

     October 31, 2007

     The following is a discussion of the consolidated financial condition and results of operations of TELUS Corporation for the three-month and nine-month periods ended September 30, 2007 and 2006, and should be read together with TELUS' interim Consolidated financial statements. This discussion contains forward-looking information that is qualified by reference to, and should be read together with, the discussion regarding forward-looking statements above.
     TELUS' interim Consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles (GAAP), which differ in certain respects from U.S. GAAP. See Note 19 to the interim Consolidated financial statements for a summary of the principal differences between Canadian and U.S. GAAP as they relate to TELUS. The interim Consolidated financial statements and Management's discussion and analysis were reviewed by TELUS' Audit Committee and approved by TELUS' Board of Directors. All amounts are in Canadian Dollars unless otherwise specified.
     TELUS has issued guidance on and reports on certain non-GAAP measures that are used by management to evaluate performance of business units, segments and the Company. In addition, non-GAAP measures are used in measuring compliance with debt covenants and are used to manage the capital structure. Because non-GAAP measures do not have a standardized meaning, securities regulations require that non-GAAP measures be clearly defined and qualified, and reconciled with their nearest GAAP measure. For the readers' reference, the definition, calculation and reconciliation of consolidated non-GAAP measures is provided in Section 11: Reconciliation of non-GAAP measures and definition of key operating indicators.

     Management's discussion and analysis contents

     -------------------------------------------------------------------------
     Section                      Description
     -------------------------------------------------------------------------
     1.  Introduction and         A summary of TELUS' consolidated results for
         performance summary      the third quarter and first nine months of
                                  2007
     -------------------------------------------------------------------------
     2.  Core business, vision    Examples of TELUS' activities in support of
         and strategy             its six strategic imperatives
     -------------------------------------------------------------------------
     3.  Key performance drivers  TELUS' 2007 priorities
     -------------------------------------------------------------------------
     4.  Capability to deliver    An update on TELUS' capability to deliver
         results                  results
     -------------------------------------------------------------------------
     5.  Results from operations  A detailed discussion of operating results for the third quarter and first nine months
                                  of 2007
     -------------------------------------------------------------------------
     6.  Financial condition      A discussion of changes in the balance sheet
                                  for the nine-month period ended
                                  September 30, 2007
     -------------------------------------------------------------------------
     7.  Liquidity and capital    A discussion of cash flow, liquidity, credit
         resources                facilities and other disclosures
     -------------------------------------------------------------------------
     8.  Critical accounting      A description of accounting estimates and
         estimates and            changes to accounting policies
         accounting policy
         developments
     -------------------------------------------------------------------------
     9.  Annual guidance          TELUS' revised annual guidance for 2007
         for 2007
     -------------------------------------------------------------------------
     10. Risks and risk           An update of risks and uncertainties facing
         management               TELUS and how it manages these risks
     -------------------------------------------------------------------------
     11. Reconciliation of        A description, calculation and
         non-GAAP measures and    reconciliation of certain measures used by
         definition of key        management
         operating indicators
     -------------------------------------------------------------------------

     1. Introduction and performance summary

     1.1 Materiality for disclosures

     Management determines whether or not information is material based on whether it believes a reasonable investor's decision to buy, sell or hold securities in the Company would likely be influenced or changed if the information were omitted or misstated.

     1.2 Canadian telecommunications industry developments

     In mid-April 2007, Canada's largest telecommunications service provider BCE Inc. announced a strategic review process. Three consortia signed non-disclosure and standstill agreements to gain access to a BCE data room in order to enable them to potentially prepare an offer to BCE shareholders under a competitive auction process. On June 21, 2007, TELUS confirmed that it had entered into a mutual non-disclosure and standstill agreement and was pursuing non-exclusive discussions to acquire BCE. On June 26, the three consortia submitted bids to acquire BCE, while TELUS announced that inadequacies in BCE's bid process did not make it possible for TELUS to submit an offer as part of the strategic review process announced by BCE. On June 30, BCE announced that it had entered into a definitive agreement to be acquired by a consortium led by Teachers Private Capital, the private investment arm of the Ontario Teachers' Pension Plan, and the U.S.-based Providence Equity Partners and Madison Dearborn Partners, LLC. The consortium also included TD Securities Inc. who, with several other institutions, agreed to provide equity financing for the purchase. The BCE Board recommended that their common shareholders accept the offer at an all-cash price of $42.75 per common share. In September 2007, BCE Inc. announced that its shareholders overwhelmingly approved the plan of arrangement, which involves the acquisition by the consortium of all outstanding common and preferred shares of BCE. The closing of the transaction is subject to receipt of regulatory approvals widely expected to occur in the first half of 2008.
     The CRTC continues to process and approve certain applications from incumbent telecommunications companies for regulatory forbearance of both residential and business local services. This provides more flexibility in pricing and bundling of services for incumbents as they compete with other service providers.

     1.3 Consolidated highlights

     -------------------------------------------------------------------------
     ($ millions, except
     shares, per share          Quarters ended          Nine-month periods
     amounts, subscribers        September 30             ended Sept. 30
     and ratios)            2007     2006   Change     2007     2006   Change
     -------------------------------------------------------------------------
     Consolidated statements of income
     -------------------------------------------------------------------------
     Operating revenues  2,309.9  2,210.7    4.5 %  6,743.6  6,426.4    4.9 %

     Operating income      584.4    569.1    2.7 %  1,475.2  1,543.7   (4.4)%
     Net-cash settlement
      feature (recovery)
      expense(1)            (7.2)       -      -      168.1        -      -
                         -------- ------- -------- -------- -------- --------
     Operating income
      (as adjusted)        577.2    569.1    1.4 %  1,643.3  1,543.7    6.5 %

     Income before
      income taxes         490.2    448.5    9.3 %  1,113.9  1,154.7   (3.5)%
     Net-cash settlement
      feature (recovery)
      expense               (7.2)       -      -      168.1        -      -
                         -------- ------- -------- -------- -------- --------
     Income before
      income taxes
      (as adjusted)        483.0    448.5    7.7 %  1,282.0  1,154.7   11.0 %

     Net income            409.9    319.6   28.3 %    857.8    886.3   (3.2)%
     Net-cash settlement
      feature (recovery)
      expense, after tax    (4.9)       -      -      104.1        -       -
                         -------- ------- -------- -------- -------- --------
     Net income
      (as adjusted)        405.0    319.6   26.7 %    961.9    886.3    8.5 %

     Earnings per share,
      basic ($)             1.24     0.94   31.9 %     2.57     2.57      - %
     Net-cash settlement
      feature per share    (0.01)       -      -       0.31        -      -
                         -------- ------- -------- -------- -------- --------
     Earnings per share,
      basic (as
      adjusted)(2) ($)      1.23     0.94   30.9 %     2.88     2.57   12.1 %

     Earnings per share,
      diluted ($)           1.23     0.92   33.7 %     2.55     2.54    0.4 %

     Cash dividends
      declared per
      share ($)            0.375    0.275   36.4 %    1.125    0.825   36.4 %
     -------------------------------------------------------------------------
     Consolidated statements of cash flows
     -------------------------------------------------------------------------
     Cash provided by
      operating
      activities           831.8    570.4   45.8 %  2,354.3  2,056.5   14.5 %
     Cash used by
      investing
      activities           430.0    451.0   (4.7)%  1,300.1  1,253.2    3.7 %
       Capital
        expenditures       434.1    423.9    2.4 %  1,297.8  1,203.2    7.9 %
     Cash used by
      financing
      activities           403.0    126.2    n.m.   1,041.7    837.3   24.4 %
     -------------------------------------------------------------------------
     Subscribers and other measures
     -------------------------------------------------------------------------
     Subscriber
      connections(3)
      (thousands) at
      Sept. 30            11,008   10,531    4.5 %

     EBITDA(4)             987.0    952.4    3.6 %  2,635.9  2,712.2   (2.8)%
     Net-cash settlement
      feature (recovery)
      expense               (7.2)       -      -      168.1        -      -
                         -------- ------- -------- -------- -------- --------
     EBITDA (as
      adjusted)(4)         979.8    952.4    2.9 %  2,804.0  2,712.2    3.4 %

     Free cash flow(5)     502.9    519.8   (3.3)%  1,145.4  1,346.4  (14.9)%
     -------------------------------------------------------------------------
     Debt and payout ratios
     -------------------------------------------------------------------------
     Net debt to
      EBITDA - excluding
      restructuring(6)       1.7      1.7      -
     Dividend payout
      ratio (%)(7)            46       39    7 pts
     -------------------------------------------------------------------------

     n.m. - not meaningful; pts - percentage point(s)
     (1) A non-cash (recovery) expense recorded in 2007 for introducing a net-cash settlement feature for share option awards granted prior to 2005.
     (2) Earnings per share - basic (as adjusted) excludes the charge for introducing the net-cash settlement feature, is regularly reported to the chief operating decision-maker and corresponds to the definition used in setting TELUS' 2007 basic earnings per share target and revised guidance.
     (3) The sum of wireless subscribers, network access lines and Internet subscribers measured at the end of the respective periods.
     (4) EBITDA is a non-GAAP measure. See Section 11.1 Earnings before interest, taxes, depreciation and amortization (EBITDA). EBITDA (as adjusted) is regularly reported to the chief operating decision-maker and corresponds to the definition used in setting TELUS' 2007 EBITDA targets and revised guidance.
     (5) Free cash flow is a non-GAAP measure. See Section 11.2 Free cash flow.
     (6) See Section 11.4 Definition of liquidity and capital resource measures.
     (7) The current annualized rate of dividend declared per share divided by basic earnings per share for the 12-month trailing period.

     -------------------------------------------------------------------------

     TELUS' annual guidance for 2007, described in Section 9 of its 2007 first and second quarter Management's discussion and analysis, included the expectation that a non-cash charge of approximately $180 million would be recorded in Operations expense as a result of introducing a net-cash settlement feature for share option awards granted prior to 2005. For the nine- month period ended September 30, 2007, $168.1 million in respect of this charge was recorded in Operations expense ($104.1 million after-tax impact in Net income or 31 cents per share). The recovery in the third quarter was an adjustment to the initial estimate recorded. The net-cash settlement feature expense for full year of 2007 is expected to be approximately $170 million. See Caution regarding forward looking statements as well as Section 9 for TELUS' guidance for the full year.
     Highlights for the third quarter and first nine months of 2007, as discussed in Section 5: Results from operations, include the following:

     - Subscriber connections increased by 477,000 during the 12-month period ended September 30, 2007. The number of wireless subscribers grew by 10.9% to 5.41 million, the number of Internet subscribers grew by 7.5% to 1.16 million and the number of network access lines decreased by 3.0% to 4.44 million.

     - Operating revenues increased by $99.2 million and $317.2 million, respectively, in the third quarter and first nine months of 2007, when compared to the same periods in 2006, due primarily to growth in wireless network revenues and wireline data revenues, which more than offset declines in wireline voice local and long distance revenue.

     - Operating income increased by $15.3 million in the third quarter of 2007 and decreased by $68.5 million in the first nine months of 2007, when compared to the same periods in 2006. Excluding the net-cash settlement feature expense recorded in 2007, operating income (as adjusted) increased by $8.1 million and $99.6 million, respectively, in the third quarter and the first nine months, primarily due to growth in wireless EBITDA partly offset by higher amortization expenses.

     - Income before income taxes increased by $41.7 million in the third quarter of 2007 and decreased by $40.8 million in the first nine months of 2007, when compared to the same periods in 2006. Excluding the effect of the net-cash settlement feature, Income before income taxes increased by $34.5 million and $127.3 million, respectively, in the third quarter and the first nine months, due to lower financing costs and growth in operating income (as adjusted).

     - Net income in 2007 included favourable tax-related adjustments of approximately $93 million or 28 cents per share in the third quarter and approximately $107 million or 32 cents per share in the first nine months. In 2006, favourable tax-related adjustments of approximately $30 million or nine cents per share were recorded in the third quarter and $145 million or 42 cents per share were recorded in the first nine months.

     - Net income and EPS - basic for the third quarter of 2007 increased by $90.3 million and 30 cents, respectively, when compared to the same period in 2006. Net income for the first nine months of 2007 decreased by $28.5 million when compared to the same period in 2006, while EPS - basic was unchanged. Excluding the effect of the net-cash settlement feature for first nine months of 2007, Net income (as adjusted) increased by $75.6 million while EPS - basic (as adjusted) increased by 31 cents.

     - The average numbers of shares outstanding during third quarter and first nine months of 2007 were 3% lower than in same periods in 2006. The decrease in shares was due to repurchases under normal course issuer bid (NCIB) programs as well as fewer shares being issued from treasury following the introduction of the net-cash settlement feature for options.

     Highlights for the third quarter and first nine months of 2007, as discussed in Section 7: Liquidity and capital resources, include the following:

     - Cash provided by operating activities increased by $261.4 million and $297.8 million, respectively, in the third quarter and first nine months of 2007, when compared to the same periods in 2006. In 2007, proceeds from securitized accounts receivable increased by $50 million during the third quarter and first nine months of 2007, while in 2006, proceeds decreased by $185 million and $150 million, respectively, for comparative increases in 2007 operating cash flow of $235 million and $200 million, respectively.

     - Cash used by investing activities decreased by $21.0 million in the third quarter and increased by $46.9 million in the first nine months of 2007, when compared to the same periods in 2006. The decrease for the quarter was primarily due to acquisitions in the prior year period. Capital expenditure intensity ratios were consistent at about 19% of consolidated revenues in the third quarter and first nine months of both 2007 and 2006. Capital expenditures increased by $10.2 million and $94.6 million, respectively, in the third quarter and first nine months of 2007, when compared with the same periods in 2006 due to primarily to increased investment in digital wireless capacity and coverage.

     - Cash used by financing activities increased by $276.8 million and $204.4 million, respectively, in the third quarter and first nine months of 2007, when compared to the same periods in 2006. Under its NCIB programs, the Company repurchased 4.3 million shares for cancellation for an outlay of $232.2 million in the third quarter of 2007 (2006: 2.1 million shares for $119.7 million), while for the first nine months of 2007, the Company repurchased 10.5 million shares for cancellation for outlay of $602.4 million (2006: 12.7 million shares for $600.7 million). The increase cash used by financing activities for the first nine-months included the June 1, 2007 repayment of $1,483.3 million (US$1,166.5 million) for matured 7.50% Notes, net of $1 billion debt issue in March 2007 and outstanding commercial paper issue of $293.9 million.

     - Free cash flow decreased by $16.9 million and $201.0 million, respectively, in the third quarter and first nine months of 2007, when compared to the same periods in 2006. The decrease for the third quarter was caused by higher interest payments (mainly from March 2007 debt issues with semi-annual interest payments), higher capital expenditures and higher share-based compensation payments, net of improved EBITDA and lower restructuring payments. The decrease for the first nine months of 2007 was caused by lower EBITDA, higher capital expenditures, and lower recoveries of cash taxes and related interest, partly offset by lower restructuring payments, share-based compensation expense in excess of payments and lower interest payments.

     - Net debt to EBITDA of 1.7 continued to be in the long-term target range of 1.5 to 2.0 times.

     - The dividend payout ratio based on actual earnings at September 30, 2007 was 46% and the dividend payout ratio calculated to exclude the impacts of tax-related adjustments and the charge for introducing the net-cash feature was also 46% - within the target guideline of 45 to 55% of net sustainable earnings.


     2. Core business, vision and strategy

     The following discussion is qualified in its entirety by the Caution regarding forward-looking statements at the beginning of Management's discussion and analysis. It is also qualified by Section 10: Risks and risk management of TELUS' 2006 annual and 2007 first and second quarter Management's discussions and analyses, as well as updates reported in Section 10 of this document.
     TELUS' core business, vision and strategy were detailed in its 2006 Management's discussion and analysis. Recent activities supporting, and events affecting, the Company's six strategic imperatives include the following:

         Focusing relentlessly on the growth markets of data, IP and wireless

     The Company expanded the number of urban areas where TELUS TV(R) service is offered. On September 17, TELUS TV was officially launched in the Eastern Quebec communities of Luceville, Mont-Joli, Rimouski, Sainte-Blandine, Saint-Georges-de-Beauce and Sainte-Luce. TELUS' digital television and entertainment service is made possible by investments in broadband infrastructure. The service is also available in select areas of Calgary, Greater Edmonton and the Lower Mainland of B.C.
     In August, TELUS signed an eight-year contract with the Western Canada Lottery Corporation to implement an Alberta-wide Internet Protocol (IP) lottery terminal network. The IP network will connect more than 2,300 lottery ticket machines in Alberta to each other and to the WCLC headquarters in Winnipeg.

         Partnering, acquiring and divesting to accelerate the implementation of TELUS' strategy and focus TELUS' resources on core business

     On June 21, 2007, TELUS had confirmed that it had entered into a mutual non-disclosure and standstill agreement and was pursuing non-exclusive discussions to acquire BCE. On June 26, TELUS announced that inadequacies in BCE's bid process did not make it possible for TELUS to submit an offer as part of the strategic review process announced by BCE. In its second quarter results news release on August 3, TELUS announced it had concluded its assessment and did not intend to submit a competing offer to acquire BCE. An expense of approximately $4 million related to various costs of this assessment was recorded in Other expense in the third quarter.

         Investing in internal capabilities to build a high-performance culture and efficient operations

     TELUS recognizes that training is a key element for success and has implemented many training programs. By the end of the quarter, close to 100 per cent of TELUS team members completed the mandatory online ethics and respect course. The course is designed to help team members in their ethical decisions at work, point them to TELUS' related policies and to teach with case situations and dilemmas to apply judgement. Underlying this initiative is an "Ask First, Act Later" approach when a proper course of action is unclear.
     TELUS' mandatory security awareness course was also being completed by team members. This online course interactively promotes a safe, secure environment for clients and employees alike. It is also designed to protect company assets, sensitive information and our client's privacy.
     TELUS has hundreds of training courses including the Premier Sales Organization training program and the training programs for the Connections Women's Network, and the Spirited Teamwork - Stronger Together program. Recently, the American Society for Training & Development recognized these TELUS initiatives with a BEST award and recognized TELUS as one of the top organizations when it comes to using employee learning and development to enable enterprise-wide success.

     3. Key performance drivers

     The following discussion is qualified in its entirety by the Caution regarding forward-looking statements at the beginning of Management's discussion and analysis. It is also qualified by Section 10: Risks and risk management of TELUS' 2006 annual and 2007 first and second quarter Management's discussions and analyses, as well as updates reported in Section 10 of this document.

     -------------------------------------------------------------------------
            2007 corporate priorities across wireline and wireless
     -------------------------------------------------------------------------

     Advancing TELUS' leadership position in the consumer market

     - Combining TELUS' suite of data applications with deregulated heritage services
     - Attaining best-in-class customer loyalty and growth through unparalleled customer experiences
     - Achieving customer addition targets by expanding distribution channels and addressing key market segments with new service offerings.

     Advancing TELUS' leadership position in the business market

     - Progressing further in key industry verticals with specific applications that provide non-price-based differentiation
     - Leveraging wireless number portability to expand TELUS' business market share in Central Canada
     - Focusing on small business customer loyalty and growth with innovative solutions.

     Advancing TELUS' leadership position in the wholesale market

     - Growing in domestic and international markets through recognition that TELUS is Canada's IP leader
     - Achieving excellence in customer service to support local forbearance in key incumbent markets
     - Expanding the Company's markets, channels and products by focusing on strategic relationships with TELUS' partners.

     Driving TELUS' technology evolution and improvements in productivity and service excellence

     - Implementing technology roadmaps for Future Friendly Home and wireless service offerings that simplify TELUS' product portfolio and improve service development and execution
     - Rolling out consolidated customer care systems to replace multiple legacy systems in Alberta and B.C.
     -   Accelerating customer service delivery dates.

     Strengthening the spirit of the TELUS team and brand, and developing the best talent in the global communications industry

     - Growing TELUS' business ownership culture with a team philosophy of "our business, our customers, our team, my responsibility" thereby attracting, developing and retaining great talent
     - Leading the way in corporate social responsibility as TELUS strives to be Canada's premier corporate citizen.
     -------------------------------------------------------------------------

     4. Capability to deliver results

     The following discussion is qualified in its entirety by the Caution regarding forward-looking statements at the beginning of Management's discussion and analysis.

     4.1 Principal markets addressed and competitors

     The principal markets addressed and competitors have not changed significantly from those described in TELUS' annual 2006 Management's discussion and analysis. After two full quarters of wireless number portability (WNP), implemented March 2007, indications are that WNP has been a net contributing factor to increased subscriber loading (inbound porting exceeded outbound porting). WNP initially contributed to increased wireless customer retention costs as a percentage of revenues in the second quarter of 2007 (8.2% compared to 6.2% in 2006) and continues to contribute to a small increase in subscriber churn (total churn was 1.45% and 1.43% in the second and third quarters of 2007 compared to 1.30% and 1.36% in the same periods in
2006).

     4.2 Operational capabilities

         Regulation

     To the end of September, the CRTC has granted forbearance for residential local services in Calgary, Edmonton, Fort McMurray, Rimouski, Victoria and most Greater Vancouver exchanges, as well as nine additional exchanges in Eastern Quebec. The areas forborne from regulation cover more than one million residential subscribers of TELUS. As communities are deregulated, TELUS for the first time will be able to bring promotions and bundles of services that are better tailored to the needs of community residents. TELUS expects to receive decisions on a number of other applications in the near future.
     In September, the CRTC granted forbearance for eligible business local services in 35 exchanges, including Calgary, Edmonton, Fort McMurray and Rimouski, Victoria and most of Greater Vancouver, or approximately two-thirds of TELUS' total business lines. For further discussion, see Section 10.1 Regulatory.

         Development of a new billing and client care system in the wireline segment

     In late-March 2007, the Company converted more than one million wireline customers in Alberta to a new billing and client care system. The expected customer service and cost benefits of this project include streamlined and standardized processes and the elimination over time of multiple legacy information systems. During the second quarter of 2007, the transition from pilot to full scale implementation, while largely successful, resulted in initial system difficulties that reduced order processing capability, which caused increased installation backlogs and higher than expected costs such as extra call centre resources to maintain service levels. The critical billing function performed as expected. At this time the backlogs have been significantly reduced and additional call centre resources are being reduced. The additional expenses in the third quarter were approximately $8 million or half of the $16 million expenses recorded in the second quarter. See Section
10.3 Process risks.
     Transition to the new system in 2007 reduced Wireline EBITDA by approximately $8 million in the third quarter and $37 million in the nine-month period. This included costs primarily related to additional temporary labour to perform system fixes and maintain service levels were $8 million in the third quarter and $24 million for the nine-month period. It also included a one-time reduction of $13 million in long distance revenue recorded in the second quarter of 2007. The one-time revenue reduction resulted from system enhancements, which provided management with better data for estimating earned, but unbilled revenue.

         AMP'D Mobile Canada

     In the second quarter, the U.S. based parent company AMP'D Mobile, Inc. entered bankruptcy proceedings in the U.S. As a result, AMP'D Mobile sales were discontinued in Canada. In the second quarter, TELUS recorded a pre-tax write-off of its $11.8 million equity investment in AMP'D Mobile, Inc. (in Other expense, net) along with pre-tax adjustments of approximately $5 million for accelerated depreciation and amortization and approximately $2 million in Operations expense. Operations expense in the third quarter included approximately $3 million for a write-down of subscriber equipment and write-off of prepaid marketing costs.

     4.3 Liquidity and capital resources

         Capital structure financial policies (Note 3 of the interim Consolidated financial statements)

     The Company monitors capital on a number of bases, including: net debt to total capitalization; net debt to EBITDA - excluding restructuring costs; and dividend payout ratio of sustainable net earnings. For further discussion and specific guidelines, see Section 7.4 Liquidity and capital resource measures. TELUS' 2007 financing plan was described in Section 9.3 of its 2006 Management's discussion and analysis. Progress against the financing plan is outlined below.

     ---------------------------------------------------------------------
         TELUS' 2007 financing plan and results
     ---------------------------------------------------------------------
         Repurchase TELUS Common Shares and TELUS Non-Voting Shares under the normal course issuer bid (NCIB)

         During the third quarter of 2007, approximately 350,000 Common Shares and 3.97 million Non-Voting Shares were repurchased for cancellation for an outlay totalling $232.2 million. From December 20, 2004 to September 30, 2007 under three NCIB programs, approximately 19 million Common Shares and 30.9 million Non-Voting Shares were repurchased for cancellation for an outlay totalling $2.37 billion. See Section 7.3 Cash used by financing activities.

         Pay dividends

         The dividend declared in the third quarter of 2007, payable on October 1, was 37.5 cents per share, an increase of 36.4% from the dividend declared in the third quarter of 2006. The dividend declared for the fourth quarter of 2007 increased by 7.5 cents per share, or 20%, to 45 cents per share, which is payable on January 1, 2008.

         Use proceeds from securitized receivables and bank facilities, as needed, to supplement free cash flow and meet other cash requirements

         The balance of proceeds from securitized accounts receivable increased by a net $50 million during the third quarter of 2007, closing at $550 million. During the second quarter, proceeds increased from $150 million to $550 million at May 31 and were reduced to $500 million at June 30. Increases in proceeds were used for general corporate purposes.

         Maintain a minimum $1 billion in unutilized liquidity

         TELUS had more than $1.4 billion of available liquidity from unutilized credit facilities at September 30, 2007. See Section 7.5 Credit facilities.

         Maintain position of fully hedging foreign exchange exposure for indebtedness

         Maintained for the 8.00% U.S. Dollar Notes due 2011, the one remaining foreign currency-denominated debt issue.

         Give consideration to refinancing all or a portion of U.S. Dollar Notes in advance of its June 1, 2007 scheduled maturity

         In March 2007, the Company publicly issued $300 million 4.50%, Series CC, 2012 Canadian Dollar Notes and $700 million, 4.95%, Series CD, 2017 Canadian Dollar Notes. Proceeds from these debt issues, combined with a second quarter commercial paper issue of $663.5 million and the second quarter increase in proceeds from securitized accounts receivable, were used for general corporate purposes and repayment of $1,483.3 million for the June 1 maturity of US$1,166.5 million, 7.50% Notes.

         Preserve access to the capital markets at a reasonable cost by maintaining investment grade credit ratings and targeting improved credit ratings in the range of BBB+ to A-, or the equivalent, in the future

         Three of four rating agencies put their outlooks to under review in the second quarter due to TELUS being in non-exclusive discussions to acquire BCE. With the TELUS' announcement in August that it did not intend to submit a competing offer to acquire BCE, the rating agencies in the third quarter reinstated their stable trend outlooks. At October 31, 2007, investment grade credit ratings from the four rating agencies that cover TELUS were in the desired range. See
         Section 7.7 Credit Ratings.
         ---------------------------------------------------------------------

     4.4 Changes in internal control over financial reporting

     There were no changes in internal control over financial reporting that have materially affected, or are reasonably likely to materially affect, the Company's internal control over financial reporting.

     5. Results from operations

     5.1 General

     The Company has two reportable segments: wireline and wireless. Segmentation is based on similarities in technology, the technical expertise required to deliver the products and services, the distribution channels used and regulatory treatment. Intersegment sales are recorded at the exchange value. Segmented information is regularly reported to the Company's Chief Executive Officer (the chief operating decision-maker). See Note 5 of the interim Consolidated financial statements.

     5.2 Quarterly results summary

     -------------------------------------------------------------------------
     ($ in millions, except
      per share amounts)                2007 Q3   2007 Q2   2007 Q1   2006 Q4
     -------------------------------------------------------------------------
     Segmented revenue (external)
       Wireline segment                 1,204.6   1,180.1   1,205.6   1,234.3
       Wireless segment                 1,105.3   1,048.0   1,000.0   1,020.3
     -------------------------------------------------------------------------
     Operating revenues (consolidated)  2,309.9   2,228.1   2,205.6   2,254.6
       Operations expense               1,316.5   1,340.3   1,436.6   1,368.6
       Restructuring costs                  6.4       3.2       4.7       7.9
     -------------------------------------------------------------------------
     EBITDA(1)                            987.0     884.6     764.3     878.1
       Depreciation                       332.5     318.3     317.7     353.2
       Amortization of intangible assets   70.1      72.5      49.6      53.9
     -------------------------------------------------------------------------
     Operating income                     584.4     493.8     397.0     471.0
       Other expense (income)               8.0      18.5       3.8      10.1
       Financing costs                     86.2     127.2     117.6     133.6
     -------------------------------------------------------------------------
     Income before income taxes and
      non-controlling interest            490.2     348.1     275.6     327.3
       Income taxes                        78.6      93.7      79.3      89.7
       Non-controlling interests            1.7       1.3       1.5       1.4
     -------------------------------------------------------------------------
     Net income                           409.9     253.1     194.8     236.2
     -------------------------------------------------------------------------
     -------------------------------------------------------------------------
     Net income per Common Share
      and Non-Voting Share
       - basic                             1.24      0.76      0.58      0.70
       - diluted                           1.23      0.75      0.57      0.69
     Dividends declared per Common
      Share and Non-Voting Share          0.375     0.375     0.375     0.375
     -------------------------------------------------------------------------


     -------------------------------------------------------------------------
     ($ in millions, except
      per share amounts)                2006 Q3   2006 Q2   2006 Q1   2005 Q4
     -------------------------------------------------------------------------
     Segmented revenue (external)
       Wireline segment                 1,200.3   1,189.9   1,198.6   1,209.9
       Wireless segment                 1,010.4     945.3     881.9     876.8
     -------------------------------------------------------------------------
     Operating revenues (consolidated)  2,210.7   2,135.2   2,080.5   2,086.7
       Operations expense               1,245.8   1,207.4   1,201.1   1,316.8
       Restructuring costs                 12.5      30.7      16.7      35.5
     -------------------------------------------------------------------------
     EBITDA(1)                            952.4     897.1     862.7     734.4
       Depreciation                       325.8     335.2     339.2     346.2
       Amortization of intangible assets   57.5      46.9      63.9      67.0
     -------------------------------------------------------------------------
     Operating income                     569.1     515.0     459.6     321.2
       Other expense (income)               4.0       9.6       4.3       9.3
       Financing costs                    116.6     127.5     127.0     171.7
     -------------------------------------------------------------------------
     Income before income taxes and
      non-controlling interest            448.5     377.9     328.3     140.2
       Income taxes                       126.5      18.7     116.1      58.8
       Non-controlling interests            2.4       2.6       2.1       2.9
     -------------------------------------------------------------------------
     Net income                           319.6     356.6     210.1      78.5
     -------------------------------------------------------------------------
     -------------------------------------------------------------------------
     Net income per Common Share
      and Non-Voting Share
         - basic                           0.94      1.03      0.60      0.22
         - diluted                         0.92      1.02      0.60      0.22
     Dividends declared per Common
      Share and Non-Voting Share          0.275     0.275     0.275     0.275
     -------------------------------------------------------------------------

     (1) EBITDA is a non-GAAP measure. See Section 11.1 Earnings before interest, taxes, depreciation and amortization (EBITDA) for the definition.

     -------------------------------------------------------------------------

     The consolidated revenue trend continues to reflect strong growth in wireless network revenues generated from an increasing subscriber base. Wireless ARPU (average revenue per subscriber unit per month) declined 1.3% in third quarter following 18 successive quarters of year-over-year increases, as strong data growth was offset by declining voice revenues, due to shifting product mix, pricing competition and an increase in-bucket (included minute) usage. The consolidated revenue trend also reflected growth in wireline segment data revenue, while wireline voice local and long distance revenues continue to decline due to substitution for wireless and Internet services, as well as competition from VoIP service providers, resellers and facilities-based competitors.
     Historically, there is significant fourth quarter seasonality with higher wireless subscriber additions and related acquisition costs and equipment sales, resulting in lower wireless EBITDA. The seasonality affects, to a lesser extent, the wireline high-speed Internet subscriber additions and related costs.
     As described in Section 4.2, quarterly Operations expenses in 2007 include an expense for introducing a net-cash settlement feature for share option awards. The net-cash settlement feature expense (recovery) for the first, second and third quarters of 2007 were $173.5 million, $1.8 million and $(7.2) million, respectively. The credit in the third quarter was an adjustment to the initial estimate recorded. Operations expense in the fourth quarter of 2005 was affected by temporary net labour disruption expenses of approximately $52 million. Restructuring costs varied by quarter, depending on the progress of ongoing initiatives underway.
     The downward trend in depreciation expense was interrupted by: (i) a provision of approximately $20 million in the third quarter of 2007 for a reduction in estimated useful service lives for certain network assets; and
(ii) a provision of approximately $17 million in the fourth quarter of 2006 to align estimated useful lives for TELUS Quebec assets, resulting from integration of financial systems. With a major new wireline billing and client care system put into service in March 2007, $18 million of additional amortization was recorded in each of the second and third quarters of 2007, reversing the downward trend in Amortization of intangible assets. In addition, Amortization expenses in the second and fourth quarters of 2006 and the first quarter of 2007 were reduced by approximately $12 million, $5 million and $5 million, respectively, for investment tax credits relating to assets capitalized in prior years that are now fully amortized, following a determination of eligibility by a government tax authority.
     Within Financing costs shown in the table above, interest expenses trended lower except for the following items: (i) interest expense in respect of a court decision in a lawsuit related to a 1997 BC TEL bond redemption matter (including $7.8 million in the fourth quarter of 2006); and (ii) a charge of $33.5 million in the fourth quarter of 2005 for early redemption of $1.578 billion of Notes. The early redemption of Notes on December 1, 2005, contributed to lower financing costs in the first half of 2006. The sequential decline in financing costs in the third quarter 2007 is due to lower effective interest rates and debt balances plus increased interest income from tax refunds. Financing costs in the eight periods shown are net of varying amounts of interest income.
     The generally upward trend in Net income and earnings per share reflect the items noted above as well as adjustments arising from legislated income tax changes and tax reassessments for prior years, including any related interest on reassessments.

     -------------------------------------------------------------------------
     Tax-related adjustments
     ($ in millions, except
      EPS amounts)                      2007 Q3   2007 Q2   2007 Q1   2006 Q4
     -------------------------------------------------------------------------
     Approximate Net income impact           93        10         4        20
     Approximate EPS impact                0.28      0.03      0.01      0.06
     Approximate basic EPS
      excluding tax-related impacts        0.96      0.73      0.57      0.64
     -------------------------------------------------------------------------

     -------------------------------------------------------------------------
     Tax-related adjustments
     ($ in millions, except             2006 Q3   2006 Q2   2006 Q1   2005 Q4
      EPS amounts)
     -------------------------------------------------------------------------
     Approximate Net income impact           30       118        (3)       (3)
     Approximate EPS impact                0.09      0.34     (0.01)    (0.01)
     Approximate basic EPS
      excluding tax-related impacts        0.85      0.69      0.61      0.23
     -------------------------------------------------------------------------

     5.3 Consolidated results from operations

     -------------------------------------------------------------------------
     ($ in millions except      Quarters ended          Nine-month periods
      EBITDA margin in %         September 30             ended Sept. 30
      and Employees)        2007     2006   Change     2007     2006   Change
     -------------------------------------------------------------------------
     Operating revenues  2,309.9  2,210.7    4.5 %  6,743.6  6,426.4    4.9 %
     Operations expense  1,316.5  1,245.8    5.7 %  4,093.4  3,654.3   12.0 %
     Restructuring costs     6.4     12.5  (48.8)%     14.3     59.9  (76.1)%
     -------------------------------------------------------------------------
     EBITDA(1)             987.0    952.4    3.6 %  2,635.9  2,712.2   (2.8)%
     Depreciation          332.5    325.8    2.1 %    968.5  1,000.2   (3.2)%
     Amortization of
      intangible assets     70.1     57.5   21.9 %    192.2    168.3   14.2 %
     -------------------------------------------------------------------------
     Operating income      584.4    569.1    2.7 %  1,475.2  1,543.7   (4.4)%
     -------------------------------------------------------------------------
     -------------------------------------------------------------------------
     Operations expense
      (as adjusted)(2)   1,323.7  1,245.8    6.3 %  3,925.3  3,654.3    7.4 %
     EBITDA
      (as adjusted)(2)     979.8    952.4    2.9 %  2,804.0  2,712.2    3.4 %
     Operating income
      (as adjusted)(2)     577.2    569.1    1.4 %  1,643.3  1,543.7    6.5 %

     EBITDA margin(3)       42.7     43.1 (0.4)pts     39.1     42.2 (3.1)pts
     EBITDA margin
      (as adjusted)(4)      42.4     43.1 (0.7)pts     41.6     42.2 (0.6)pts

     Full-time equivalent
      employees at end of
      period              33,282   29,754   11.9 %
     -------------------------------------------------------------------------

    (1) EBITDA is a non-GAAP measure. See Section 11.1 Earnings before interest, taxes, depreciation and amortization (EBITDA).
     (2) Excludes non-cash (recovery) charge of $(7.2) million and $168.1 million, respectively, in the third quarter and first nine months of 2007 for introducing a net-cash settlement feature for share option awards granted prior to 2005. Operations expense (as adjusted) and EBITDA (as adjusted) are regularly reported to the chief operating decision-maker. EBITDA (as adjusted) corresponds to the definition used in setting TELUS' 2007 EBITDA target and revised guidance.
     (3) EBITDA divided by Operating revenues.
     (4) EBITDA (as adjusted) divided by Operating revenues.

     -------------------------------------------------------------------------

     The following discussion is for the consolidated results of TELUS. Further detail by segment is provided for Operating revenues, Operations expense, Restructuring costs, EBITDA and Capital expenditures in Section 5.4 Wireline segment results, Section 5.5 Wireless segment results and Section 7.2 Cash used by investing activities - capital expenditures.

         Operating revenues

     Consolidated Operating revenues increased by $99.2 million and $317.2 million, respectively, in the third quarter and first nine months of 2007 when compared to the same periods in 2006. Growth in wireless network revenue and wireline data revenue continue to exceed erosion in wireline voice local and long distance revenues. Consolidated operating revenues for the first nine months of 2007 include a one-time reduction of about $13 million in long distance revenues, recorded in the second quarter. The second quarter adjustment resulted from billing system enhancements, which provided management with better data for estimating earned, but unbilled revenue.

         Operations expense

     Consolidated Operations expense increased by $70.7 million and $439.1 million in the third quarter and first nine months of 2007, respectively, when compared to the same periods in 2006. The increases include non-cash charges for introducing a net-cash settlement feature for share option awards granted before 2005. Operations expense adjusted to exclude these non-cash charges increased by $77.9 million and $271.0 million, respectively, primarily to support the 10.9% year-over-year growth in the wireless subscriber base and growth in wireless network revenue. In addition, expenses in the wireline segment increased primarily due to billing system conversion costs and external labour costs to improve service levels, as well as from increased staffing. TELUS' net defined benefit pension plan expense decreased by approximately $22 million and $66 million, respectively, due primarily to favourable returns on plan assets in 2006.
     The number of employees increased to support the wireline segment's provision of outsourcing services to TELUS' customers, including human resources outsourcing services and international call centre services, and to support the growing wireless segment subscriber base. The number of full-time equivalent employees providing outsourcing services to the Company's customers increased by about 1,730 at September 30, 2007 when compared to one year earlier, while elsewhere in the wireline segment the increase was 1,222. In the wireless segment, the number of full-time equivalent employees increased by 576 to support growth over the same period.

         Restructuring costs

     Restructuring costs decreased by $6.1 million and $45.6 million in the third quarter and first nine months of 2007, respectively, when compared to the same periods in 2006. Restructuring expenses in 2007 were in respect of several smaller efficiency initiatives. The Company expects restructuring costs for the full year to be approximately $25 million.

         EBITDA

     Consolidated EBITDA increased by $34.6 million in the third quarter of 2007 and decreased by $76.3 million in the first nine months of 2007, when compared to the same periods in 2006. EBITDA adjusted to exclude the net-cash settlement feature increased by $27.4 million and $91.8 million, respectively, in the third quarter and first nine months of 2007, when compared to the same periods in 2006. Wireline EBITDA (as adjusted) decreased mainly due to implementation impacts of a new wireline billing and client care system (described in Section 4.2 Operational capabilities). Wireless segment EBITDA (as adjusted) increased as growth in the subscriber base increased network revenues, but was partially offset by higher operations costs to support subscriber growth, and for the nine month period, increased cost of acquisition (COA) related to the higher gross subscriber additions and higher retention spend related to the implementation of wireless number portability.

         Depreciation

     Depreciation increased by $6.7 million in the third quarter of 2007 and decreased by $31.7 million in the first nine months of 2007, when compared to the same periods in 2006. The increase in the third quarter of 2007 included approximately $20 million for a reduction in estimated useful service lives for certain network assets. The decrease for nine-month period was primarily due to write-downs in 2006, partly offset by the 2007 write-downs as well as accelerated depreciation of $1.5 million in the second quarter of 2007 for assets related to the discontinuation of AMP'D Mobile Canada services. The 2006 adjustments included a reduction in the estimated useful service lives for computer servers and furniture as well as write-offs of certain other network assets.

         Amortization of intangible assets

     Amortization increased by $12.6 million and $23.9 million, respectively, in the third quarter and first nine months of 2007, when compared to the same periods in 2006. A new wireline billing and client care system was put into service in March 2007, increasing amortization by $18.0 million and $36.0 million, respectively. Accelerated amortization of $3.5 million was recorded in the second quarter of 2007 for assets related to the discontinuation of AMP'D Mobile Canada services. These increases were partly offset by lower amortization for other fully amortized software assets. In addition, amortization expenses were reduced by approximately $5 million for the first nine months of 2007 and reduced by approximately $12 million in the first nine months of 2006 to recognize investment tax credits, now determined eligible by the tax authority, relating to assets capitalized in prior years that are now fully amortized.

         Operating income

     Operating income increased by $15.3 million in the third quarter of 2007 and decreased by $68.5 million in the first nine months of 2007, when compared to the same periods in 2006. When adjusted to exclude the net-cash settlement feature recorded in 2007, operating income (as adjusted) increased by $8.1 million and $99.6 million, respectively, in the third quarter and the first nine months. The increase was due mainly to growth in Wireless EBITDA.


         Other income statement items

     -------------------------------------------------------------------------
                                Quarters ended          Nine-month periods
     Other expense, net          September 30             ended Sept. 30
     ($ millions)           2007     2006   Change     2007     2006   Change
     -------------------------------------------------------------------------
                             8.0      4.0  100.0 %     30.3     17.9   69.3 %
     -------------------------------------------------------------------------

     Other expense increased by $4.0 million and $12.4 million, respectively, in the third quarter and first nine months of 2007, when compared to the same periods in 2006. Accounts receivable securitization expenses were $7.2 million and $15.4 million in the third quarter and first nine months of 2007, which increased by $3.5 million and $3.0 million, respectively, from the same periods in 2006 (see Section 7.6 Accounts receivable sale). In the third quarter of 2007, the Company expensed approximately $4 million for various costs of assessing whether to acquire BCE, which ultimately led to the decision in August to not bid for BCE. For the first nine months of 2007, increased expenses includes an $11.8 million second quarter write-off was taken for the Company's equity investment of in AMP'D Mobile Inc.

     -------------------------------------------------------------------------
                               Quarters ended           Nine-month periods
     Financing costs            September 30              ended Sept. 30
     ($ millions)           2007     2006   Change     2007     2006   Change
     -------------------------------------------------------------------------
     Interest on long-
      term debt, short-
      term obligations
      and other            108.8    125.6  (13.4)%    354.9    378.1   (6.1)%
     Foreign exchange
      losses (gains)         3.5     (0.3)   n.m.      11.1      4.5  146.7 %
     Interest income       (26.1)    (8.7)   n.m.     (35.0)   (11.5)   n.m.
     -------------------------------------------------------------------------
                            86.2    116.6  (26.1)%    331.0    371.1  (10.8)%
     -------------------------------------------------------------------------
     -------------------------------------------------------------------------

     Interest expenses decreased by $16.8 million and $23.2 million, respectively, in the third quarter and first nine months of 2007, when compared to the same periods in 2006. The decreases were primarily due to financing activities in the first half of 2007 (see Section 7.3 Cash used by financing activities), which resulted in a lower effective interest rate for the third quarter and first nine months of 2007 as well as a lower average debt balance for the third quarter, when compared to the same periods in 2006. Partly offsetting the lower effective interest rate was a higher average debt balance for the first nine months of 2007 as debt issues were completed in March 2007 and commercial paper was issued in May ahead of the June 1 maturity of $1,483.3 million (US$1,166.5 million) Notes. The Company's net debt, as calculated in Section 11.4, was $6,121 million at September 30, 2007, down slightly from $6,147 million one year earlier.
     The decrease in interest expenses for the first nine months of 2007 also included an adjustment for application of the effective rate method for issue costs as required under CICA Handbook Section 3855 (recognition and measurement of financial instruments). In March 2007, forward starting interest rate swaps were terminated resulting in prepaid interest of approximately $10 million being deferred and amortized over 10 years, which is the term of the new debt.
     Interest income increased by $17.4 million and $23.5 million, respectively, in the third quarter and first nine months of 2007, when compared with the same periods in 2006, due primarily to recognition of increased interest on tax refunds, and for the first nine months, increased interest from investments.

     -------------------------------------------------------------------------
                                Quarters ended          Nine-month periods
     Income taxes                September 30             ended Sept. 30
     ($ millions)          2007     2006    Change     2007     2006   Change
     -------------------------------------------------------------------------
     Blended federal
      and provincial
      statutory income
      tax based on net
      income before tax   164.6    150.7     9.2 %    373.8    388.0   (3.7)%
     Tax rate
      differential on,
      and consequential
      adjustments from,
      reassessments for
      prior years         (76.3)   (24.9)    n.m.     (76.3)   (23.9)   n.m.
     Revaluation of
      future income tax
      liability            (8.6)       -     n.m.     (36.5)  (107.0)  65.9 %
     Share option award
      compensation          1.1      1.8   (38.9)%     (5.4)     4.9    n.m.
     Other                 (2.2)    (1.1) (100.0)%     (4.0)    (0.7)   n.m.
     -------------------------------------------------------------------------
                           78.6    126.5   (37.9)%    251.6    261.3   (3.7)%
     -------------------------------------------------------------------------
     -------------------------------------------------------------------------
     Blended federal and
      provincial statutory
      tax rates (%)        33.6     33.6     - pts     33.6     33.6    - pts
     Effective tax
      rates (%)            16.0     28.2 (12.2)pts     22.6     22.6    - pts
     -------------------------------------------------------------------------

     The blended federal and provincial statutory income tax expense increased in the third quarter of 2007 and decreased in first nine months of 2007, when compared with the same periods in 2006, due primarily to the comparable changes in income before taxes of 9.3 per cent and (3.5) per cent, respectively. The effective tax rates were lower than the statutory tax rates due to favourable reassessments of prior years' tax matters and revaluation of future income tax liabilities. Revaluations of future tax liabilities resulted from reductions to future federal income tax rates (during the second quarters of 2007 and 2006) as well as future tax rates being applied to temporary differences.
     Based on the assumption of the continuation of the rate of TELUS earnings, the existing legal entity structure, and no substantive changes to tax regulations, the Company expects to be able to substantially utilize its non-capital losses before the end of 2007. The Company's assessment is that the risk of expiry of such non-capital losses is remote. Under the existing legal entity structure, TELUS currently expects cash tax payments to be minimal in 2007, increasing in 2008, with substantial cash tax payments in 2009. The blended federal and provincial statutory tax rate for 2007 is expected to be approximately 33 to 34%.

     -------------------------------------------------------------------------
     Non-controlling           Quarters ended           Nine-month periods
      interests                 September 30              ended Sept. 30
     ($ millions)           2007     2006   Change     2007     2006   Change
     -------------------------------------------------------------------------
                             1.7      2.4  (29.2)%      4.5      7.1   (36.6)%
     -------------------------------------------------------------------------

     Non-controlling interests represents minority shareholders' interests in several small subsidiaries.

         Comprehensive income


     As discussed in Section 8.2 Accounting policy developments, commencing with the 2007 fiscal year, the Company adopted the recommendations of the Canadian Institute of Chartered Accountants (CICA) for accounting for comprehensive income (CICA Handbook Section 1530). Currently, the concept of comprehensive income for purposes of Canadian GAAP, in the Company's specific instance, is primarily to include changes in shareholders' equity arising from unrealized changes in the fair values of financial instruments (see Section 7.8). The calculation of earnings per share is based on Net income and Common Share and Non-Voting Share income, as required by GAAP.


     5.4 Wireline segment results

     -------------------------------------------------------------------------
     Operating revenues -      Quarters ended           Nine-month periods
      wireline segment          September 30              ended Sept. 30
     ($ millions)           2007     2006   Change     2007     2006   Change
     -------------------------------------------------------------------------
     Voice local(1)        511.3    533.4   (4.1)%  1,559.0  1,592.3   (2.1)%
     Voice long
      distance(2)          181.3    199.1   (8.9)%    536.6    612.6  (12.4)%
     Data(3)               446.3    410.8    8.6 %  1,305.7  1,207.5    8.1 %
     Other                  65.7     57.0   15.3 %    189.0    176.4    7.1 %
     -------------------------------------------------------------------------
     External operating
      revenue            1,204.6  1,200.3    0.4 %  3,590.3  3,588.8    0.0 %
     Intersegment
      revenue               29.7     23.5   26.4 %     83.5     71.8   16.3 %
     -------------------------------------------------------------------------
     Total operating
      revenues           1,234.3  1,223.8    0.9 %  3,673.8  3,660.6    0.4 %
     -------------------------------------------------------------------------
     -------------------------------------------------------------------------

     (1) Voice local revenue for the first nine months of 2007, after adjusting to exclude the impact of first-quarter 2007 regulatory adjustments, decreased by approximately $48 million or 3%.
     (2) Voice long distance revenue for first nine months of 2007, after adjusting to exclude the second quarter 2007 impact from billing system conversion, decreased by approximately $63 million or 10%.
     (3) Data revenue for the first nine months of 2007, after adjusting to exclude the impact of two mandated retroactive competitor price reductions in the first quarter of 2007, grew by approximately $110 million or 9%.

     -------------------------------------------------------------------------

     -------------------------------------------------------------------------
     Network access lines     As at September 30
     (000s)                 2007     2006   Change
     -------------------------------------------------------------------------
     Residential network
      access lines         2,643    2,809   (5.9)%
     Business network
      access lines         1,800    1,770    1.7 %
                         ------- -------- --------
     Total network
      access lines(1)      4,443    4,579   (3.0)%

                               Quarters ended           Nine-month periods
                                September 30              ended Sept. 30
     (000s)                 2007     2006   Change     2007     2006   Change
     -------------------------------------------------------------------------
     Change in residential
      network access lines   (42)     (39)  (7.7)%     (132)    (119) (10.9)%
     Change in business
      network access lines     7       (1)   n.m.        27        7    n.m.
                          ------- -------- -------- -------- -------- --------
     Change in total
      network access lines   (35)     (40)  12.5 %     (105)    (112)   6.3 %
     -------------------------------------------------------------------------

     (1) Network access lines are measured at the end of the reporting period based on information in billing and other systems.

     -------------------------------------------------------------------------

     -------------------------------------------------------------------------
     Internet subscribers    As at September 30
     (000s)                 2007     2006   Change
     -------------------------------------------------------------------------
     High-speed Internet
      subscribers          994.0    872.3   14.0 %
     Dial-up Internet
      subscribers          164.6    205.5  (19.9)%
                         -------- -------- --------
     Total Internet
      subscribers(1)     1,158.6  1,077.8    7.5 %


                               Quarters ended           Nine-month periods
                                September 30              ended Sept. 30
     (000s)                 2007     2006   Change     2007     2006   Change
     -------------------------------------------------------------------------
     High-speed Internet
      net additions         31.3     41.5  (24.6)%     77.3    109.3  (29.3)%
     Dial-up Internet
      net reductions        (7.6)   (11.4)  33.3 %    (29.5)   (30.7)   3.9 %
                         -------- -------- -------- -------- -------- --------
     Total Internet
      subscriber net
      additions             23.7     30.1  (21.3)%     47.8     78.6  (39.2)%
     -------------------------------------------------------------------------

     (1) Internet subscribers are measured at the end of the reporting period based on Internet access counts from billing and other systems.
     -------------------------------------------------------------------------

     Revenues in the Wireline segment increased by $10.5 million and $13.2 million, respectively, in the third quarter and first nine months of 2007, when compared with the same periods in 2006.

     - Voice local revenue decreased by $22.1 million and $33.3 million, respectively, in the third quarter and first nine months of 2007, when compared with the same periods in 2006. The decreases were due primarily to lower revenues from basic access and optional enhanced services arising from ncreased competition for residential subscribers offset in part by growth in business local services and price increases allowed under regulation. For the first nine months of 2007, this was partly offset by first quarter recoveries of approximately $14.5 million from the price cap deferral account, which offset unfavourable mandated retroactive rate adjustments for basic data revenue pursuant to two recent CRTC (Canadian Radio-television and Telecommunications Commission) decisions and included recovery of previously incurred amounts associated with mandated local number portability and start-up costs.

         Residential line losses include the effect of increased competition from resellers and VoIP competitors (including cable-TV companies, which have expanded their geographic coverage and introduced lower-priced telephony services), as well as technological substitution to wireless services. To a lesser degree, residential second lines decreased from migration of dial-up Internet subscribers to high-speed Internet service. Residential line losses of 42,000 in the third quarter of 2007 reflected a sequential improvement from losses of 56,000 in the second quarter of 2007. The net increase in business lines was experienced in Ontario and Quebec urban non-incumbent areas.

     - Voice long distance revenues decreased by $17.8 million and $76.0 million, respectively, in the third quarter and first nine months of 2007, when compared with the same periods in 2006 due primarily to lower average per-minute rates (due to industry-wide price competition) and lower business minute volumes, partly offset by increased consumer minute volumes. In addition, a one-time reduction of about $13 million was recorded in the second quarter of 2007 as a result of system enhancements, which provided management with better data for estimating earned, but unbilled revenue.

     - Wireline segment data revenues increased by $35.5 million and $98.2 million, respectively, in the third quarter and first nine months of 2007, when compared with the same periods in 2006. This growth was primarily due to increased Internet, enhanced data and hosting service revenues from growth in business services and high-speed Internet subscribers. High-speed Internet subscriber net additions were lower than one year earlier, reflecting competitive markets and the impact of the new billing and client care system, which temporarily reduced the Company's order processing capability in the second quarter and to a lesser degree, in the third quarter. Monthly rates for high-speed Internet services were raised by one dollar per month in the second quarter of 2006 for those customers not on rate protection plans, which contributed to an overall increase in average revenue per subscriber. Managed data revenues increased from the provision of business process outsourcing services to customers as well as digital entertainment services to consumers in larger urban incumbent markets.

         Pursuant to CRTC Decision 2007-6 (relating to digital network access link charges) and CRTC Decision 2007-10 (relating to basic service extension feature charges), retroactive rate reductions totalling approximately $11 million in basic data services revenues were recorded in the first quarter of 2007. Data revenue for the first nine months of 2007 grew by approximately $110 million or 9% once adjusted to exclude the impact of these two mandated retroactive competitor price reductions.

     - Other revenue increased by approximately $8.7 million and $12.6 million, respectively, in the third quarter and first nine months of 2007, when compared with the same periods in 2006. The increases were due mainly to a reduction in the provision for quality-of-service rate rebates, which resulted from improved service delivery, as measured by CRTC-defined quality-of-service indicators, and favourable decisions by the CRTC on exclusion applications for severe weather and other extraordinary events. Voice equipment sales increased in the third quarter, but decreased in the nine-month period.

     - Intersegment revenue represents services provided by the wireline segment to the wireless segment. These revenues are eliminated upon consolidation together with the associated expense in the wireless segment.

     -------------------------------------------------------------------------
     Operating expenses -
      wireline segment        Quarters ended            Nine-month periods
     ($ millions, except       September 30               ended Sept. 30
      employees)            2007     2006   Change     2007     2006   Change
     -------------------------------------------------------------------------
     Salaries, benefits
      and other employee-
      related costs,
      before net-cash
      settlement feature   425.2    416.8    2.0 %  1,282.1  1,247.0    2.8 %
     Net-cash settlement
      feature (recovery)
      expense               (9.5)       -        -    143.6        -        -
     Other operations
      expenses             345.9    325.7    6.2 %  1,013.4    964.5    5.1 %
     -------------------------------------------------------------------------
     Operations expense    761.6    742.5    2.6 %  2,439.1  2,211.5   10.3 %
     Restructuring costs     6.4     11.7  (45.3)%     13.6     56.4  (75.9)%
     -------------------------------------------------------------------------
     Total operating
      expenses             768.0    754.2    1.8 %  2,452.7  2,267.9    8.1 %
     -------------------------------------------------------------------------
     -------------------------------------------------------------------------
     Operations expense
      (as adjusted)(1)     771.1    742.5    3.9 %  2,295.5  2,211.5    3.8 %
     Total operating
      expenses
      (as adjusted)(1)     777.5    754.2    3.1 %  2,309.1  2,267.9    1.8 %
     Full-time equivalent
      employees, end of
      period(2)           25,828   22,876   12.9 %
     -------------------------------------------------------------------------

     (1) Excludes the net-cash settlement feature (recovery) expense. Operations expense (as adjusted) and total operating expenses (as adjusted) are regularly reported to the chief operating decision-maker.
     (2) The number of full-time equivalent employees providing outsourcing services to the Company's customers was approximately 5,820 on September 30, 2007 and approximately 4,090 on September 30, 2006. Full-time equivalent staff elsewhere increased by 1,222 or 6.5%.

     -------------------------------------------------------------------------

     Total Wireline operating expenses increased by $13.8 million and $184.8 million, respectively, in the third quarter and first nine months of 2007, when compared with the same periods in 2006. Expenses in the third quarter included approximately $8 million of additional costs ($24 million for the first nine months) related to the March billing and client care system conversion. Of the additional costs, approximately $2 million ($8 million for the first nine months) was recorded in salaries and benefits for customer contact centres and approximately $6 million ($16 million for the first nine months) was recorded in other operations expenses primarily for external labour costs. External labour for the first nine-months of 2007 also included about $4 million to deal with severe winter weather-related backlogs in early 2007 and preparation costs for expected flooding in British Columbia in the second quarter.


     Operations expense:

     - Salaries, benefits and employee-related expenses increased by $8.4 million and $35.1 million, respectively, in the third quarter and first nine months of 2007, when compared with the same periods in 2006. The increase was mainly due to increased staffing and scheduled compensation increases, partly offset by a lower defined benefit pension plan expense.

     - Introduction of a net-cash settlement feature for share option awards granted prior to 2005 resulted in a non-cash charge of $143.6 million being recorded for the first nine months of 2007. In the third quarter of 2007, a recovery of $9.5 million was recorded for an adjustment to the initial estimate as well as forfeitures in the current quarter.

     -   Other operations expenses increased by $20.2 million and
         $48.9 million, respectively, in the third quarter and first nine months of 2007, when compared with the same periods in 2006. The increases in the third quarter and first nine months included higher external labour costs for billing/client care system support and installation/repair activity to improve service levels. The remaining third quarter increases were due to network facility costs from higher customer demand, increased cost of sales as well as inflationary increases. The increase for the nine-month period also included external labour costs to help clear backlogs caused by severe winter weather on the west coast early in 2007 and flood preparation costs in the second quarter, partly offset by: (i) lower transit and termination charges due to lower per-minute rates partly offset by higher outbound minute volumes; (ii) lower expenses arising from CRTC decisions on basic service extension features and network access link charges; and (iii) increased capitalization of labour related to the higher capital expenditure activity in 2007.

     Restructuring costs in 2007 were for several small efficiency initiatives and decreased by $5.3 million and $42.8 million, respectively, in the third quarter and first nine months of 2007, when compared with the same periods in 2006.

     -------------------------------------------------------------------------
     EBITDA ($ millions)       Quarters ended           Nine-month periods
      and EBITDA margin (%)     September 30              ended Sept. 30
      wireline segment      2007     2006   Change     2007     2006   Change
     -------------------------------------------------------------------------
     EBITDA                466.3    469.6   (0.7)%  1,221.1  1,392.7  (12.3)%
     EBITDA
      (as adjusted)(1)     456.8    469.6   (2.7)%  1,364.7  1,392.7   (2.0)%
     EBITDA margin          37.8     38.4 (0.6)pts     33.2     38.0 (4.8)pts
     EBITDA margin
      (as adjusted)         37.0     38.4 (1.4)pts     37.1     38.0 (0.9)pts
     -------------------------------------------------------------------------

     (1) Excludes a non-cash (recovery) charge of $(9.5) million and $143.6 million, respectively, in the third quarter and first nine months of 2007 for introducing a net-cash settlement feature for share option awards granted prior to 2005. EBITDA (as adjusted) is regularly reported to the chief operating decision-maker and corresponds to the definition used in setting TELUS' 2007 EBITDA targets and revised guidance.

     -------------------------------------------------------------------------

     Wireline EBITDA decreased by $3.3 million and $171.6 million, respectively, in the third quarter and first nine months of 2007, when compared with the same periods in 2006. Wireline EBITDA (as adjusted) decreased by $12.8 million and $28.0 million, respectively, mainly due to billing system conversion impacts of about $8 million and $37 million, respectively. In addition, increased labour costs to deal with weather-related backlogs and emergency preparations were approximately $4 million in the first nine months of 2007.

     5.5 Wireless segment results

     -------------------------------------------------------------------------
     Operating revenues -      Quarters ended           Nine-month periods
      wireless segment          September 30              ended Sept. 30
     ($ millions)           2007     2006   Change     2007     2006   Change
     -------------------------------------------------------------------------
     Network revenue     1,034.8    944.5    9.6 %  2,969.1  2,653.2   11.9 %
     Equipment revenue      70.5     65.9    7.0 %    184.2    184.4   (0.1)%
     -------------------------------------------------------------------------
     External operating
      revenue            1,105.3  1,010.4    9.4 %  3,153.3  2,837.6   11.1 %
     Intersegment
      revenue                7.0      6.0   16.7 %     20.0     17.1   17.0 %
     -------------------------------------------------------------------------
     Total operating
      revenues           1,112.3  1,016.4    9.4 %  3,173.3  2,854.7   11.2 %
     -------------------------------------------------------------------------
     -------------------------------------------------------------------------

     -------------------------------------------------------------------------
     Key operating indicators
      - wireless segment      As at September 30
     (000s)                 2007     2006   Change
     -------------------------------------------------------------------------
     Subscribers -
      postpaid(1)        4,334.2  3,949.1    9.8 %
     Subscribers -
      prepaid            1,072.3    925.2   15.9 %
                         -------- -------- --------
     Subscribers -
      total(2)           5,406.5  4,874.3   10.9 %

     Digital POPs(3)
      covered including
      roaming/resale
      (millions)(4)         31.6     31.0    1.9 %

                               Quarters ended           Nine-month periods
                                September 30              ended Sept. 30
                            2007     2006   Change     2007     2006   Change
                          ----------------------------------------------------
     Subscriber gross
      additions - postpaid 217.1    215.8    0.6 %    609.6    601.2    1.4 %
     Subscriber gross
      additions - prepaid  145.8    116.7   24.9 %    403.3    312.7   28.9 %
                          ------- -------- -------- -------- -------- --------
     Subscriber gross
      additions - total    362.9    332.5    9.1 %  1,012.9    913.9   10.8 %

     Subscriber net
      additions - postpaid  98.2    108.6   (9.6)%    258.2    282.3   (8.5)%
     Subscriber net
      additions - prepaid   36.3     28.6   26.9 %     95.0     71.3   33.2 %
                          ------- -------- -------- -------- -------- --------
     Subscriber net
      additions - total    134.5    137.2   (2.0)%    353.2    353.6   (0.1)%

     ARPU($)(5)            64.80    65.67   (1.3)%    63.52    63.10    0.7 %
     Churn, per
      month(%)(5)           1.43     1.36  0.07pts     1.41     1.33  0.08pts
     Lifetime revenue
      per subscriber($)(5) 4,546    4,845   (6.2)%    4,515    4,744   (4.8)%

     COA(6) per gross
      subscriber
      addition ($)(5)        379      386   (1.8)%      412      402    2.5 %
     COA per gross
      subscriber addition
      to lifetime
      revenue (%)(5)         8.3      8.0  0.3 pts      9.1      8.5  0.6 pts
     Average minutes of
      use per subscriber
      per month (MOU)        410      409    0.2 %      401      403   (0.5)%

     EBITDA ($ millions)   520.7    482.8    7.9 %  1,414.8  1,319.5    7.2 %
     EBITDA (as adjusted)
      (7) ($ millions)     523.0    482.8    8.3 %  1,439.3  1,319.5    9.1 %
     EBITDA to network
      revenue (%)           50.3     51.1 (0.8)pts     47.7     49.7 (2.0)pts
     EBITDA (as adjusted)
      to network
      revenue (%)           50.5     51.1 (0.4)pts     48.5     49.7 (1.2)pts
     Retention spend
      to network
      revenue(5) (%)         6.3      6.7 (0.4)pts      7.2      6.4  0.8 pts
     EBITDA excluding COA
      ($ millions)(5)      658.1    611.4    7.6 %  1,832.1  1,686.9    8.6 %
     EBITDA (as adjusted)
      excluding COA
      ($ millions)         660.4    611.4    8.0 %  1,856.6  1,686.9   10.1 %
     -------------------------------------------------------------------------

     pts - percentage points
     (1) A one-time adjustment was made to the postpaid subscriber base. Cumulative subscribers were reduced by approximately 2,600 in the period to reflect the discontinuation of network service to its cellular digital packet data (CDPD) subscribers effective January 31, 2007.
     (2) Subscribers are measured at the end of the reporting period based on information from billing systems.
     (3) POPs is an abbreviation for population. A POP refers to one person living in a population area, which in whole or substantial part is included in the coverage areas.
     (4) At September 30, 2007, TELUS' wireless PCS digital population coverage included expanded coverage of approximately 7.5 million PCS POPs due to roaming/resale agreements principally with Bell Mobility (Bell Canada).
     (5) See Section 11.3 Definition of key operating indicators. These are industry measures useful in assessing operating performance of a wireless company, but are not defined under accounting principles generally accepted in Canada and the U.S.
     (6) Cost of acquisition.
     (7) Excludes non-cash charges of $2.3 million and $24.5 million, respectively, in the third quarter and first nine months of 2007 for introducing a net-cash settlement feature for share option awards granted prior to 2005. EBITDA (as adjusted) is regularly reported to the chief operating decision-maker and corresponds to the definition used in setting TELUS' 2007 EBITDA targets and revised guidance.

     -------------------------------------------------------------------------

     Wireless segment revenues increased by $95.9 million and $318.6 million, respectively, in the third quarter and first nine months of 2007 when compared with the same periods in 2006, due to the following:

     - Network revenue increased by $90.3 million and $315.9 million in the third quarter and first nine months of 2007, respectively, when compared with the same periods in 2006. The increase was the result of a 10.9% expansion in the subscriber base during this period. While data ARPU increased by 40.9% to $7.20 for the third quarter and increased by 50.7% to $6.69 for the first nine months of 2007 as compared with $5.11 and $4.44, respectively, for the same periods in 2006, total ARPU decreased by 87 cents in the third quarter of 2007, when compared to the same period in 2006. The change is attributed to a shifting product mix driven by successful prepaid net additions and maturity of the iDEN business, combined with a decline in voice ARPU. Voice ARPU was $57.60 in the third quarter of 2007, a decrease of $2.96 or 4.5% from the same period in 2006, caused mainly by a greater mix of included-minute rate plans as voice MOU remained relatively steady at 410 and increased pricing competition in the business and discount segments of the market. Similarly, voice ARPU declined by $1.83 or 3.1% to $56.83 for the first nine months of 2007.

         Data revenues increased to 11.1% of Network revenue, or $115.9 million, in the third quarter of 2007 as compared with 7.8% of Network revenues, or $74.1 million, in the third quarter of 2006 - reflecting a growth rate of 56.3%. Similarly, data revenues for the first nine months of 2007 increased to 10.6% of Network revenue, or $315.3 million, as compared with 7.0% of Network revenue, or $188.2 million, for the same period in 2006 - reflecting a growth rate of 67.6%. This growth, driven by continued migration to full function personal digital assistants (PDA) and EVDO-capable handsets as well as increased EVDO coverage, was principally related to text messaging, Internet browser activities and RIM/BlackBerry service revenues.

         At September 30, 2007, the mix of postpaid subscribers declined slightly to 80.2% of the total cumulative subscriber base, as compared to 81.0% from one year earlier. The 98,200 postpaid subscriber net additions for the third quarter of 2007 represented 73.0% of all net additions as compared with 108,600 or 79.2% of all net additions for the same period in 2006. Moreover, the 258,200 postpaid subscriber net additions for the first nine months of 2007 represented 73.1% of all net additions as compared with 282,300 or 79.8% of all net additions for the same period in 2006. Total net subscriber additions remained strong and were down only marginally in the third quarter and first nine months of 2007 as compared with the same periods in 2006 as growth in prepaid largely offset the decline in postpaid.

         The blended churn rate increased in the third quarter and first nine months of 2007 when compared with the respective periods in 2006. The postpaid monthly churn rates for the third quarter and first nine months of 2007 were approximately one per cent, increasing slightly over the same periods last year. The prepaid churn rates also increased slightly in the third quarter and first nine months of 2007 when compared with the same periods in 2006. Total deactivations were 228,400 for the third quarter and 659,700 for the first nine months of 2007 as compared with 195,300 and 560,300, respectively, for the same periods last year. Wireless number portability continued to have an impact on churn and deactivations in the quarter and first nine months of 2007, as compared to the prior year. However, churn at 1.43% has improved slightly from 1.45% reported in second quarter of 2007, despite a reduction in retention costs as described below.

     - Equipment sales, rental and service revenue increased by $4.6 million in the third quarter and decreased by $0.2 million, respectively, in the third quarter and first nine months of 2007 when compared with the same periods in 2006. The increase in the third quarter is due to higher gross additions and related handset and accessory revenue. The marginal decrease for the first nine months was due principally to an increase in gross subscriber additions offset by higher retention costs in the form of increased discounts on upgrades. Gross subscriber additions were 362,900 for the third quarter of 2007 and 1,012,900 for the first nine months of 2007 as compared with 332,500 and 913,900, respectively, for the same periods in 2006. The higher gross additions include the impact of increased promotional offerings and competitive porting-in resulting from wireless number portability. Handset revenues associated with gross subscriber activations are included in COA per gross subscriber addition.

     - Intersegment revenues represent services provided by the wireless segment to the wireline segment and are eliminated upon consolidation along with the associated expense in the wireline segment.

     -------------------------------------------------------------------------
     Operating expenses -
      wireless segment           Quarters ended           Nine-month periods
     ($ millions, except          September 30              ended Sept. 30
      employees)             2007     2006   Change     2007     2006   Change
     -------------------------------------------------------------------------
     Equipment sales
      expenses              163.3    148.2   10.2 %    475.3    411.3   15.6 %
     Network operating
      expenses              131.7    114.9   14.6 %    373.0    332.4   12.2 %
     Marketing expenses     104.4    102.0    2.4 %    319.8    287.8   11.1 %
     General and
      administration
      expenses              192.2    167.7   14.6 %    589.7    500.2   17.9 %
     -------------------------------------------------------------------------
     Operations expense     591.6    532.8   11.0 %  1,757.8  1,531.7   14.8 %
     Restructuring costs        -      0.8 (100.0)%      0.7      3.5  (80.0)%
     -------------------------------------------------------------------------
     Total operating
      expenses              591.6    533.6   10.9 %  1,758.5  1,535.2   14.5 %
     -------------------------------------------------------------------------
     -------------------------------------------------------------------------
     Operations expense
      (as adjusted)(1)      589.3    532.8   10.6 %  1,733.3  1,531.7   13.2 %
     Total operating
      expenses
      (as adjusted)(1)      587.0    533.6   10.0 %  1,734.0  1,535.2   12.9 %
     Full-time equivalent
      employees at end of
      period                7,454    6,878    8.4 %
     -------------------------------------------------------------------------

     (1) Excludes non-cash charges of $2.3 million and $24.5 million, respectively, in the third quarter and first nine months of 2007 for introducing a net-cash settlement feature for share option awards granted prior to 2005. Operations expense (as adjusted) and total operating expenses (as adjusted) are regularly reported to the chief operating decision-maker.

     -------------------------------------------------------------------------

     Wireless segment total operating expenses increased by $58.0 million and $223.3 million, respectively, in the third quarter and first nine months of 2007 when compared with the same periods in 2006. Total operating expenses as adjusted to exclude the 2007 net-cash settlement feature increased by $55.7 million and $198.8 million, respectively, to promote, acquire, retain and support the 10.9% year-over-year growth in the subscriber base and the 11.9% growth in Network revenue during the first nine months of 2007.

     - Equipment sales expenses increased by $15.1 million and $64.0 million, respectively, in the third quarter and first nine months of 2007 when compared with the same periods in 2006, due primarily to an increase in gross subscriber activations and increased retention activity related to wireless number portability combined with a greater mix of data devices, partly offset by reduced handset costs from the strong appreciation of the Canadian Dollar against the U.S. Dollar in the third quarter of 2007. Handset costs including data equipment associated with gross subscriber activations are included in COA per gross subscriber addition.

     - Network operating expenses increased by $16.8 million and $40.6 million in the third quarter and first nine months of 2007, respectively, when compared with the same periods in 2006. The increases were principally due to higher revenue share with third party data content providers, licensing costs on data services, site-related expenses to support cell sites, a larger subscriber base and higher Canadian and U.S. roaming costs. Expenses for the first nine months of 2007 were net of a reduction arising from CRTC Decision 2007-6 related to retail network access link charges.

     - Marketing expenses increased by only $2.4 million or 2.4% in the third quarter when compared to 2006, to support a 9.1% increase in gross subscriber additions reflecting strong efficiencies in marketing spending. For the first nine months, marketing expenses increased by $32.0 million when compared to 2006, due primarily to higher advertising and promotions costs driven by wireless number portability and increased dealer compensation costs related to the higher gross subscriber additions and increased retention activity. COA per gross subscriber addition decreased by $7 or 2.1% in the third quarter as compared with the same period last year as an increase in data units as a percentage of total gross subscriber additions was offset by a favourable rate on prepaid gross subscriber additions. COA per gross subscriber addition increased by $10 or 2.5% for the first nine months of 2007, due principally to higher subsidies on data units, higher advertising and promotion on new product launches and spending related to wireless number portability. COA was $137.4 million and $417.3 million, respectively, for the third quarter and first nine months of 2007 as compared to $128.6 million and $367.4 million, respectively, for the same periods in 2006.

         Retention costs as a percentage of network revenue decreased to 6.3% in the third quarter, down from 6.7% in the same period in 2006, with a continued focus on re-contracting high value clients. Retention costs to Network Revenue were 7.2% in the first nine months of 2007 as compared to 6.4% in the same period in 2006, due mainly to the impact of Wireless number portability. The lifetime revenue per subscriber decreased in the third quarter and first nine months of 2007, when compared to the same periods in 2006 because of the increased churn rates and lower ARPU. Consequently, COA as a percentage of lifetime revenue increased in the third quarter and first nine months of 2007. Lifetime revenue per subscriber and COA as a percentage of lifetime revenue improved by $156 and 1.4 points, respectively, compared to the second quarter of 2007.

     - General and administration expense increased by $24.5 million and $89.5 million in the third quarter and first nine months of 2007, respectively, when compared with the same periods in 2006. Excluding non-cash charges for share option awards granted before 2005, general and administration expenses grew by $22.2 million and $65.0 million for the third quarter and first nine months of 2007, respectively. The increases were primarily due to a 8.4% increase in employees to support the growth in Network revenue, subscriber base, and expansion of the client care and company-owned retail stores teams to manage customer service levels.

     - Restructuring costs for the first nine months of 2007 were in respect of the Company's operational efficiency program.

     -------------------------------------------------------------------------
     Wireless segment           Quarters ended            Nine-month periods
      EBITDA ($ millions)        September 30               ended Sept. 30
      and EBITDA margin (%)  2007     2006   Change     2007     2006   Change
     -------------------------------------------------------------------------
     EBITDA                 520.7    482.8    7.9 %  1,414.8  1,319.5    7.2 %
     EBITDA
      (as adjusted)(1)      523.0    482.8    8.3 %  1,439.3  1,319.5    9.1 %
     EBITDA margin           46.8     47.5 (0.7)pts     44.6     46.2 (1.6)pts
     EBITDA margin
      (as adjusted)          47.0     47.5 (0.5)pts     45.4     46.2 (0.8)pts
     -------------------------------------------------------------------------

     (1) Excludes non-cash charges of $2.3 million and $24.5 million, respectively, in the third quarter and first nine months of 2007 for introducing a net-cash settlement feature for share option awards granted prior to 2005. EBITDA (as adjusted) is regularly reported to the chief operating decision-maker and corresponds to the definition used in setting TELUS' 2007 EBITDA targets and revised guidance.

     -------------------------------------------------------------------------

     Wireless segment EBITDA increased by $37.9 million and $95.3 million, respectively, in the third quarter and first nine months of 2007 when compared with the same periods in 2006. EBITDA (as adjusted) increased by $40.2 million and $119.8 million, respectively, due to Network revenue growth partially offset by increased COA expense related to higher gross additions, higher retention spend due to increased data device upgrades, increased network costs, and higher general and administration costs to support growth in subscriber base. EBITDA in the third quarter of 2007 represents a sequential improvement of $70.0M from EBITDA in the second quarter of 2007, while the EBITDA margin (as adjusted) showed a sequential improvement of 4.1 percentage points in the third quarter of 2007.

     6.  Financial condition

     The following are changes in the Consolidated balance sheets in the nine-month period ended September 30, 2007.

     -------------------------------------------------------------------------
                Sept. 30, Dec. 31,        Changes       Explanation of the
                    2007     2006                        change in balance
     ($ millions)       (adjusted)
     -------------------------------------------------------------------------
     Current Assets
       Cash and      1.0    (11.5)     12.5      n.m.   See Section 7.
        temporary                                       Liquidity and
        investments,                                    capital resources
        net

       Short-term   44.1    110.2     (66.1)   (60.0)%  Liquidation of some
        investments                                     investments of
                                                        surplus cash

       Accounts    590.7    707.2    (116.5)   (16.5)%  Decreased by
        receivable                                      $50 million for the
                                                        net increase in
                                                        securitized accounts
                                                        receivable (see
                                                        Section 7.6), lower
                                                        days outstanding on
                                                        wireline receivables,
                                                        and receipt of
                                                        inducements for
                                                        renegotiated building
                                                        leases

       Income and  269.0     95.4     173.6    182.0 %  Increased recovery and
        other taxes                                     interest receivable
        receivable                                      for favourable tax
                                                        reassessments of prior
                                                        years, net of
                                                        approximately
                                                        $10 million refunds
                                                        and interest received

       Inventories 170.6    196.4     (25.8)   (13.1)%  Primarily a seasonal
                                                        reduction of wireless
                                                        handset inventories
                                                        net of an increase to
                                                        wireline work-in-
                                                        progress inventories

       Prepaid     209.0    195.3      13.7      7.0 %  Primarily prepayment
        expenses                                        of annual property
        and other                                       taxes and wireless
                                                        licence fees net of
                                                        amortization

       Current      16.4     40.4     (24.0)    (59.4)% Primarily new net-
        portion                                         cash-settled equity
        derivative                                      swaps offset by the
        assets                                          maturity of cross-
                                                        currency swaps related
                                                        to the notes that
                                                        matured June 1, 2007
     -------------------------------------------------------------------------
     Current
      Liabilities
       Accounts  1,438.5  1,363.6      74.9      5.5 %  Primarily an increase
        payable                                         in the liability for
        and                                             net-cash settled share
        accrued                                         options and increased
        liabilities                                     interest payable,
                                                        partly offset by
                                                        reduced payables for
                                                        inventories and
                                                        capital expenditures,
                                                        as well as reductions
                                                        in quality-of-service
                                                        rate rebate accruals

       Income and    5.1     10.3      (5.2)   (50.5)%  Periodic instalment
        other taxes                                     payments made
        payable

       Restruct-    32.1     53.1     (21.0)   (39.5)%  Payments under
        uring                                           previous and current
        accounts                                        programs exceeded new
        payable and                                     obligations
        accrued
        liabilities

       Dividends   123.4        -     123.4      n.m.   Dividends payable on
        payable                                         September 30 were
                                                        remitted on the
                                                        October 1 dividend
                                                        payment date. See
                                                        Section 7.3 Cash used
                                                        by financing
                                                        activities

       Advance     614.5    606.3       8.2      1.4 %  Primarily increased
        billings                                        customer deposits and
        and                                             wireless billings, net
        customer                                        of draw-downs from
        deposits                                        price cap deferred
                                                        revenue

       Current       6.0  1,433.5  (1,427.5)   (99.6)%  Repayment of U.S.
        maturities                                      Dollar Notes that
        of long-                                        matured June 1 and
        term debt                                       medium-term TCI notes
                                                        that matured in
                                                        February

       Current      13.6    165.8    (152.2)   (91.8)%  Maturity of cross-
        portion                                         currency swaps related
        of                                              to the note maturing
        derivative                                      June 1, partly offset
        liabilities                                     by changes to U.S.
                                                        currency forward
                                                        contracts

       Current     426.5    137.2     289.3      n.m.   An increase in
        portion                                         temporary differences
        of                                              for current assets and
        future                                          liabilities as well as
        income                                          partnership taxable
        taxes                                           income that will be
                                                        allocated in the next
                                                        12 months. The
                                                        December 31, 2006
                                                        balance includes a
                                                        reclassification of
                                                        $44 million from long-
                                                        term future income
                                                        taxes. See Note 2(c)
                                                        of the interim
                                                        Consolidated financial
                                                        statements
     -------------------------------------------------------------------------
     Working    (1,358.9)(2,436.4)  1,077.5     44.2 %  Mainly the repayment
      capital(1)                                        of long-term debt that
                                                        matured June 1 with
                                                        proceeds from new
                                                        long-term debt. See
                                                        Section 7.3 Cash used
                                                        by financing
                                                        activities
     -------------------------------------------------------------------------
     Capital    11,099.5 10,982.1     117.4      1.1 %  See Sections 5.3
      Assets,                                           Consolidated results
      Net                                               from operations -
                                                        Depreciation,
                                                        Amortization as well
                                                        as 7.2 Cash used by
                                                        investing activities
     -------------------------------------------------------------------------
     Other Assets
       Deferred  1,098.2    956.6     141.6     14.8 %  Primarily pension plan
        charges                                         contributions and
                                                        pension recoveries
                                                        resulting from
                                                        favourable returns on
                                                        plan assets

       Investments  30.3     35.2      (4.9)   (13.9)%  Includes an
                                                        $11.8 million write-
                                                        off of an equity
                                                        investment in AMP'D
                                                        Mobile, Inc., net of
                                                        new investments and
                                                        fair value adjustments

       Goodwill  3,168.5  3,169.5      (1.0)     0.0 %  -
     -------------------------------------------------------------------------
     Long-Term   4,496.6  3,474.7   1,021.9     29.4 %  Includes notes issued
      Debt                                              in March, commercial
                                                        paper issues under a
                                                        program established in
                                                        May, and an increase
                                                        in utilized bank
                                                        facilities, partly
                                                        offset by a reduction
                                                        in the Canadian dollar
                                                        value of 2011 U.S.
                                                        Dollar Notes. At Dec.
                                                        31, 2006, the current
                                                        portion of long-term
                                                        debt was
                                                        $1,433.5 million.
     -------------------------------------------------------------------------
     Other       1,760.8  1,257.3     503.5     40.0 %  Primarily changes in
      Long-Term                                         U.S. Dollar exchange
      Liabilities                                       rates and a fair value
                                                        adjustment of the
                                                        derivative liabilities
                                                        associated with 2011
                                                        U.S. Dollar Notes
     -------------------------------------------------------------------------
     Future      1,076.8  1,023.3      53.5      5.2 %  An increase in
      Income                                            temporary differences
      Taxes                                             for long-term assets
                                                        and liabilities
     -------------------------------------------------------------------------
     Non-           23.8     23.6       0.2      0.8 %  -
      Controlling
      Interests
     -------------------------------------------------------------------------
     Shareholders'
      Equity
       Common    6,679.6  6,928.1    (248.5)    (3.6)%  Decreased primarily
        equity                                          due to NCIB
                                                        expenditures of $602.4
                                                        million, dividends of
                                                        $374.3 million and
                                                        transitional amounts
                                                        for accumulated other
                                                        comprehensive income
                                                        of $176.2 million;
                                                        partly offset by Net
                                                        income of $857.7
                                                        million and Other
                                                        comprehensive income
                                                        of $59.1 million
     -------------------------------------------------------------------------

     (1) Current assets subtracting Current liabilities - an indicator of the ability to finance current operations and meet obligations as they fall due.

     -------------------------------------------------------------------------

     7.  Liquidity and capital resources

     7.1 Cash provided by operating activities

     -------------------------------------------------------------------------
     ($ millions)             Quarters ended            Nine-month periods
                               September 30               ended Sept. 30
                            2007     2006   Change     2007     2006   Change
     -------------------------------------------------------------------------
                            831.8    570.4    45.8 % 2,354.3  2,056.5   14.5 %
     -------------------------------------------------------------------------

     Cash provided by operating activities increased by $261.4 million and $297.8 million, respectively, in the third quarter and first nine months of 2007, when compared with the same periods in 2006. Changes in cash provided by operating activities included:

     - EBITDA increased by $34.6 million in the third quarter of 2007 and decreased by $76.3 million in the first nine months of 2007, when compared to the same periods in 2006 (as described in Section 5:
         Results from operations);

     - Share-based compensation payments in excess of the expense included in EBITDA increased by $17.5 million in the third quarter of 2007 when compared with the same period in 2006 for a comparative reduction in cash flow. Share-based compensation expense in excess of payments in the first nine months of 2007 increased by $91.1 million when compared with the same period in 2006, for a comparative increase in cash flow;

     - Employer contributions to employee defined benefit plans decreased by $9.9 million and $36.8 million, respectively, in the third quarter and first nine months of 2007, when compared to the same periods in 2006 mainly due to updated actuarial valuations;

     - Interest paid increased by $28.1 million in the third quarter of 2007 and decreased by $14.4 million in the first nine months of 2007 when compared to the same periods in 2006. The increase in the third quarter was primarily due to new debt issues in March 2007, which have semi-annual interest payments in September, and use of commercial paper in the third quarter of 2007. The decrease for the nine-month period was due to the paid amounts in the second quarter of 2006 including $31.2 million for terminating cross currency interest rate swaps as well as partial payment of interest in respect of a court decision in a lawsuit regarding a 1997 BC TEL bond redemption matter, partly offset by repayment of forward starting interest rate swaps in the first quarter of 2007;

     - Interest received decreased by $15.0 million in the first nine months of 2007 when compared to the same period in 2006, due mainly to the receipt of interest on tax refunds in the first quarter of 2006;

     - Income taxes received net of instalment payments decreased by $93.5 million in the first nine months of 2007 when compared to the same period in 2006, due mainly to collection of income taxes receivable during first quarter of 2006;

     -   Proceeds from securitized accounts receivable increased by a net
         $50 million during the third quarter and first nine months of 2007. In the comparable periods in 2006, proceeds were reduced by $185 million and $150 million, respectively. Consequently, operating cash flow increased by $235 million and $200 million, respectively, in the third quarter and first nine months of 2007 when compared to the same periods in 2006. See Section 7.6 Accounts receivable sale;

     - Cash provided by a decrease in Short-term investments was $10.7 million and $66.1 million, respectively, in the third quarter and first nine months of 2007, for a comparative increase in cash flow of $109.5 million and $164.9 million, respectively, when compared with $98.8 million cash used for Short-term investments in the third quarter and first nine months of 2006; and

     -   Other changes in non-cash working capital for the respective periods.

     7.2 Cash used by investing activities

     -------------------------------------------------------------------------
      ($ millions)             Quarters ended            Nine-month periods
                                September 30               ended Sept. 30
                             2007     2006   Change     2007     2006   Change
     -------------------------------------------------------------------------
                            430.0    451.0   (4.7)%  1,300.1  1,253.2    3.7 %
     -------------------------------------------------------------------------

     Cash used by investing activities decreased by $21.0 million in the third quarter of 2007 and increased by $46.9 million in the first nine months of 2007, when compared with the same periods in 2006. The decrease in the third quarter was primarily due to $25 million for acquisitions in 2006. The increase for the first nine months was primarily due to increased capital expenditures (see below), partly offset by $44.5 million for acquisitions in 2006 and changes in other investing activities.
     Assets under construction were $655.2 million at September 30, 2007, a decrease of $70.2 million from December 31, 2006. The decrease primarily reflects a transfer of $342.1 million to intangible assets subject to amortization in the first quarter of 2007 for activation of certain phases of the new consolidated wireline billing and client care system, net of increases in other assets under construction during 2007.

     -------------------------------------------------------------------------
     Capital expenditures        Quarters ended           Nine-month periods
     ($ in millions,              September 30              ended Sept. 30
      ratios in %)           2007     2006   Change     2007     2006   Change
     -------------------------------------------------------------------------

     Wireline segment       302.6    311.4   (2.8)%    882.0    881.8    0.0 %
     Wireless segment       131.5    112.5   16.9 %    415.8    321.4   29.4 %
     -------------------------------------------------------------------------
     TELUS consolidated
      capital
      expenditures          434.1    423.9    2.4 %  1,297.8  1,203.2    7.9 %
     -------------------------------------------------------------------------
     -------------------------------------------------------------------------
     Capital expenditure
      intensity ratio(1)     18.8     19.2 (0.4)pts     19.2     18.7   0.5pts
     EBITDA less capital
      expenditures(2)       552.9    528.5    4.6 %  1,338.1  1,509.0  (11.3)%
     EBITDA (as adjusted)
      less capital
      expenditures(2)       545.7    528.5    3.3 %  1,506.2  1,509.0   (0.2)%
     ------------------------------------------------------------------------

     (1) Capital expenditure intensity is measured by dividing capital expenditures by operating revenues. This measure provides a method of comparing the level of capital expenditures to other companies of varying size within the same industry.
     (2) See Section 11.1 EBITDA for the calculation and description.

     -------------------------------------------------------------------------

     Capital expenditures increased by $10.2 million and $94.6 million, respectively, in the third quarter and first nine months of 2007, when compared to the same periods in 2006. The capital intensity level was consistent at about 19% of consolidated revenues in 2007 and 2006. TELUS' EBITDA (as adjusted) less capital expenditures increased by $10.4 million in the third quarter of 2007, when compared to the same period in 2006, as wireless EBITDA (as adjusted) growth exceeded the increase in wireless capital expenditures.

     - Wireline segment capital expenditures decreased by $8.8 million in the third quarter and increased by $0.2 million in first nine months of 2007 when compared to the same periods in 2006. Expenditures decreased for billing and client care system development in both the third quarter and first nine months of 2007, when compared to the same periods in 2006, because the Alberta phase of the system was put into service in March 2007. Increases in capital expenditures included up-front capital investment to support new enterprise customers, network sustainment, and non-incumbent growth. Wireline capital expenditure intensity levels were in the 24 to 25% range for the third quarter and first nine months of 2007 and 2006. Wireline cash flow (EBITDA less capital expenditures) was $339.1 million in the first nine months of 2007, or a decrease of 33.6% when compared to the same period in 2006. Wireline cash flow based on EBITDA (as adjusted) for the first nine months of 2007 was $482.7 million, a decrease of 5.5% from the same period in 2006.

     - Wireless segment capital expenditures increased by $19.0 million and $94.4 million, respectively, in the third quarter and first nine months of 2007 when compared to the same periods in 2006. The increases were principally related to continued enhancement of digital wireless capacity and coverage. Wireless capital expenditure intensity levels in 2007 were 11.8% for the third quarter and 13.1% for the first nine months of 2007 as compared to 11.1% and 11.3%, respectively, for the same periods in 2006. Wireless cash flows (EBITDA less capital expenditures) were $389.2 million in the third quarter and $999.0 million for the first nine months of 2007 representing an increase of 5.1% for the quarter and no change for the nine-month period. Wireless cash flows based on EBITDA (as adjusted) were $391.5 million and $1,023.5 million, respectively, for the third quarter and first nine months of 2007, or increases of 5.7% and 2.5%, respectively, from the same periods in 2006.

     7.3 Cash used by financing activities

     -------------------------------------------------------------------------
      ($ millions)            Quarters ended            Nine-month periods
                               September 30               ended Sept. 30
                           2007     2006   Change     2007     2006   Change
     -------------------------------------------------------------------------
                           403.0    126.2   n.m.   1,041.7   837.3   24.4 %
     -------------------------------------------------------------------------

     Cash used by financing activities increased by $276.8 million and $204.4 million, respectively, in the third quarter and first nine months of 2007, when compared with the same periods in 2006.

     - Proceeds from Common Shares and Non-Voting Shares issued were $0.1 million in the third quarter of 2007 and $0.7 million for the first nine months of 2007, as compared to $37.2 million and $82.9 million, respectively, in the same periods in 2006. The decreases were due to implementation of the net-cash settlement feature for share option awards granted prior to 2005 and the introduction of the net equity settlement feature in May 2006.

     - Cash dividends paid for the third quarter of 2007 were zero because the declared dividend for the third quarter was paid on Monday, October 1, 2007. For the third quarter of 2006, cash dividends of $93.8 million were remitted at the end of September and recorded in the third quarter because the dividend payment date of October 1, 2006 was on a weekend. Cash dividends paid to shareholders in the first nine months of 2007 were $250.9 million, compared to $284.5 million in the same period of 2006, with the decrease due primarily to the different remittance dates for the third quarter dividend, partly offset by an increased dividend rate for dividends paid in 2007. The fourth quarter of 2007 is expected to reflect remittance of the declared dividends for both the third and fourth quarters.

     - The Company's renewed NCIB program (Program 3) came into effect on December 20, 2006 and is set to expire on December 19, 2007. At September 30, 2007, the Company has purchased 22% of the maximum 12 million Common shares and 67% of the maximum 12 million Non-Voting Shares under this program. From December 20, 2004 to September 30, 2007, TELUS repurchased approximately 19.0 million Common Shares and
         30.9 million Non-Voting Shares for $2.37 billion under three NCIB programs. The Company intends to renew in December the normal course issuer bid share repurchase program for 2008.

     The following table shows quarterly purchases under NCIB programs for 2007 and 2006.

     Normal course issuer bid programs
     -------------------------------------------------------------------------
                                                            Purchase cost
                            Shares repurchased              ($ millions)
                     --------------------------------- -----------------------
                                                       Charged Charged
                                                          to      to
                                                        Share  Retained
                        Common  Non-Voting             capital earnings
     By program         Shares    Shares      Total       (1)     (2)    Paid
     --------------- --------------------------------- -----------------------
     2006 (Program 2)
       First quarter  1,783,300  3,334,500  5,117,800    93.3   138.3   231.6
       Second quarter 2,913,600  2,643,300  5,556,900    93.0   156.4   249.4
       Third quarter    743,700  1,328,600  2,072,300    37.9    81.8   119.7
     -------------------------------------------------------------------------
       Nine months    5,440,600  7,306,400 12,747,000   224.2   376.5   600.7
     -------------------------------------------------------------------------
     -------------------------------------------------------------------------
     2007 (Program 3)
       First quarter  1,975,000  1,530,000  3,505,000    57.8   142.9   200.7
       Second quarter   330,000  2,367,300  2,697,300    55.0   114.5   169.5
       Third quarter    349,900  3,967,100  4,317,000    89.6   142.6   232.2
     -------------------------------------------------------------------------
       Nine months    2,654,900  7,864,400 10,519,300   202.4   400.0   602.4
     -------------------------------------------------------------------------
     -------------------------------------------------------------------------
     (1) Represents the book value of shares repurchased
     (2) Represents the cost in excess of the book value of shares repurchased
     -------------------------------------------------------------------------

     - A major debt issue was completed in March 2007 with five-year and 10-year maturities:

         2012 Canadian Dollar Notes: the Company publicly issued $300 million 4.50%, Series CC, Notes at a price of $999.91 per $1,000.00 of principal.

         2017 Canadian Dollar Notes: the Company publicly issued $700 million 4.95%, Series CD, Notes at a price of $999.53 per $1,000.00 of principal.

         The notes are redeemable at the option of the Company, in whole at any time, or in part from time to time, on not fewer than 30 and not more than 60 days' prior notice, at a redemption price equal to the greater of (i) the present value of the notes discounted at the Government of Canada yield plus 15 basis points for the 2012 notes and 24 basis points for the 2017 notes, or (ii) 100% of the principal amount thereof. In addition, accrued and unpaid interest, if any, will be paid to the date fixed for redemption.

     - On May 15, 2007, TELUS entered into an unsecured commercial paper program, which is backstopped by a portion of its credit facility, enabling it to issue commercial paper up to a maximum aggregate of $800 million (or U.S. Dollar equivalent), to be used for general corporate purposes. Commercial paper of $293.9 million was outstanding at September 30, 2007, a decrease of $369.6 million from June 30, 2007.

     - During the third quarter of 2007, utilized bank facilities increased from $0 at June 30, 2007 to $200 million at September 30, or an increase of $80 million since December 31, 2006.

     - Debt repayments in 2007 included the $1,483.3 million to repay US$1,166.5 million 7.50% Notes that matured on June 1, and $70 million to repay TCI 7.10% Medium-Term Notes that matured in February.

     The following are anticipated requirements to meet long-term debt repayments, including related hedge amounts and calculated upon such long-term debts owing as at September 30, 2007, during each of the five years ending December 31. Interest obligations are not included.

     Long-term debt maturities
     -------------------------------------------------------------------------
                                                         Derivative
     ($ millions)                               Principal liability  Total(1)
     -------------------------------------------------------------------------
     2007 (balance of year)                           1.2         -       1.2
     2008                                             5.6         -       5.6
     2009                                             1.5         -       1.5
     2010                                            80.8         -      80.8
     2011                                         1,916.1   1,035.5   2,951.6
     -------------------------------------------------------------------------

     (1) Where applicable, principal repayments reflect foreign exchange rates at September 30, 2007.

     -------------------------------------------------------------------------

     7.4 Liquidity and capital resource measures

     -------------------------------------------------------------------------
     As at, or 12-month periods ended,
      September 30                                   2007      2006    Change
     -------------------------------------------------------------------------
     Components of debt and coverage
      ratios(1) ($ millions)
     -------------------------------------------------------------------------
     Net debt (including securitized accounts
      receivables)                                6,121.4   6,147.2     (25.8)
     Total capitalization - book value           12,943.4  13,157.4    (214.0)

     EBITDA - excluding restructuring costs -
      12-month trailing                           3,536.2   3,542.0      (5.8)
     Net interest cost - 12-month trailing          464.6     542.8     (78.2)
     -------------------------------------------------------------------------
     Debt ratios
     -------------------------------------------------------------------------
     Fixed-rate debt as a proportion of total
      indebtedness (%)                               83.0      92.6   (9.6)pts
     Average term to maturity of debt (years)         5.8       4.8       1.0

     Net debt to total capitalization (%)(1)         47.3      46.7     0.6pts
     Net debt to EBITDA - excluding
      restructuring costs(1)                          1.7       1.7         -
     -------------------------------------------------------------------------
     Coverage ratios(1)
     -------------------------------------------------------------------------
     Interest coverage on long-term debt              3.9       3.3       0.6
     EBITDA - excluding restructuring costs
      interest coverage                               7.6       6.5       1.1
     -------------------------------------------------------------------------
     Other measures - 12-month trailing
     -------------------------------------------------------------------------
     Free cash flow ($ millions)(2)               1,370.3   1,449.4     (79.1)
     Dividend payout ratio (%)(1)                      46        39      7pts
     -------------------------------------------------------------------------

     (1) See Section 11.4 Definition of liquidity and capital resource measures.
     (2) See Section 11.2 Free cash flow for the definition.

     -------------------------------------------------------------------------

     Net debt and total capitalization are calculated on a basis generally consistent with the Company's credit agreements. Net debt excludes accumulated comprehensive income amounts arising from financial instruments used to manage interest rate and currency risks associated with U.S. Dollar denominated debt. Total capitalization also excludes accumulated other comprehensive income. See
Section 11.4.
     Total capitalization decreased because of lower share capital and lower net debt, partly offset by higher retained earnings. Changes in Net debt and 12-month trailing EBITDA did not have a significant impact on the net debt to EBITDA ratio at September 30, 2007 when compared to one year earlier. The average term to maturity of debt of 5.8 years at September 30, 2007 represents an increase from 4.5 years at December 31, 2006 due to repayment of maturing notes on June 1 and the March debt issue, net of commercial paper issues in beginning in May. The proportion of debt on a fixed-rate basis decreased from one year-earlier with the issue of commercial paper as well as higher outstanding balances of bank facilities and securitized accounts receivable.
     Interest coverage on long-term debt improved by 0.3 because of lower interest expenses, and improved by 0.3 because of increased income before taxes and interest expense. The EBITDA interest coverage ratio improved by 1.1 due to lower net interest costs. The decrease in 12-month trailing free cash flow resulted from higher capital expenditures and lower recoveries of income tax and related interest, net of lower interest paid and improved EBITDA before share-based compensation. The dividend payout ratio based on actual earnings at September 30, 2007 was 46% and the ratio calculated to exclude the impacts of tax-related adjustments and the charge for introducing the net-cash feature was also 46%.
     The Company's strategy is to maintain the financial policies and guidelines set out below. The Company believes that these measures are currently at the optimal level and provide access to capital at a reasonable cost by maintaining credit ratings in the range of BBB+ to A-, or the equivalent.
     TELUS' long-term financial policies and guidelines are:

     -   Net debt to EBITDA of 1.5 to 2.0 times; and
     -   Dividend payout ratio of 45 to 55% of sustainable net earnings.

     The Company no longer considers the ratio Net debt to total capitalization to be a long-term policy measure. The measure is based on book values of net debt and equity; however, the book value of equity has been reduced significantly by cumulative effect of normal course issuer bids, which includes the market value of equity in excess of book value.

     7.5 Credit facilities

     On March 2, 2007, TELUS closed a new five-year $2 billion credit facility with a syndicate of 18 financial institutions. The new facility replaced
$1.6 billion of existing credit facilities, of which $800 million would have expired in 2008 and $800 million would have expired in 2010. The new facility may be used for general corporate purposes including the backstop of commercial paper. The new facility has no substantial changes in terms and conditions other than reduced pricing and extended term, which reflects favourable market conditions and TELUS' financial position. Notably, the May 2012 maturity date of the new credit facility extends beyond the maturity date of TELUS' June 2011 Notes.
     At September 30, 2007, TELUS had available liquidity exceeding
$1.4 billion from unutilized credit facilities, consistent with the Company's objective of maintaining at least $1 billion of unutilized liquidity.


        TELUS Credit Facilities at September 30, 2007
     -------------------------------------------------------------------------
                                                            Backstop
                                                 Outstanding  for
                                                    undrawn  commer-
                                                    letters   cial
                                                       of     paper  Available
     ($ in millions)       Expiry     Size    Drawn  credit  program liquidity
     -------------------------------------------------------------------------
     Five-year
      revolving             May 1,
      facility(1)            2012  2,000.0   (200.0)  (103.7)  (293.9) 1,402.4
     Other bank
      facilities                -     77.2        -     (2.9)       -     74.3
     -------------------------------------------------------------------------
     Total                      -  2,077.2   (200.0)  (106.6)  (293.9) 1,476.7
     -------------------------------------------------------------------------
     -------------------------------------------------------------------------

     (1) Canadian dollars or U.S. dollar equivalent.
     -------------------------------------------------------------------------

     TELUS' revolving credit facility contains customary covenants including a requirement that TELUS not permit its consolidated Leverage Ratio (debt to trailing 12-month EBITDA) to exceed 4.0:1 (approximately 1.7:1 at September 30, 2007) and not permit its consolidated Coverage Ratio (EBITDA to Interest Expense on a trailing 12-month basis) to be less than 2.0:1 (approximately 7.6:1 at September 30, 2007) at the end of any financial quarter. There are certain minor differences in the calculation of the Leverage Ratio and Coverage Ratio under the credit agreement as compared with the calculation of Net debt to EBITDA and EBITDA interest coverage. Historically, the calculations have not been materially different. The covenants are not impacted by revaluation of capital assets, intangible assets and goodwill for accounting purposes. Continued access to TELUS' credit facility is not contingent on the maintenance by TELUS of a specific credit rating.

     7.6 Accounts receivable sale

     On July 26, 2002, TCI, a wholly owned subsidiary of TELUS, entered into an agreement, which was amended September 30, 2002, and March 1, 2006, and November 30, 2006, with an arm's-length securitization trust associated with a major Schedule I bank, under which TCI is able to sell an interest in certain of its trade receivables up to a maximum of $650 million. As a result of selling the interest in certain of the trade receivables on a fully serviced basis, a servicing liability is recognized on the date of sale and is, in turn, amortized to earnings over the expected life of the trade receivables. This revolving-period securitization agreement had an initial term ending
July 18, 2007; the November 30, 2006 amendment resulted in the term being extended to July 18, 2008.
     TCI is required to maintain at least a BBB (low) credit rating by Dominion Bond Rating Service (DBRS) or the securitization trust may require the sale program to be wound down. The necessary credit rating was exceeded by three levels at A (low) as of August 1, 2007.

     -------------------------------------------------------------------------
     Balance of proceeds from   2007  2007  2007  2006  2006  2006  2006  2005
     securitized receivables    Sept. June   Mar.  Dec. Sept. June   Mar. Dec.
     ($ millions)                 30    30    31    31    30    30    31    31
     -------------------------------------------------------------------------
                               550.0 500.0 150.0 500.0 350.0 535.0 400.0 500.0
     -------------------------------------------------------------------------

     7.7 Credit ratings

     On February 26, 2007, Moody's Investors Services upgraded its rating for TELUS by one level to Baa1 (equivalent to BBB+) and assigned an outlook of stable. On March 5, 2007, DBRS upgraded the rating of TELUS notes to A (low) from BBB (high) and confirmed its A (low) ratings for TCI, all with a stable trend. In addition, DBRS confirmed its preliminary rating of R-1 (low) for TELUS' commercial paper program.
     On June 21, 2007, TELUS announced that it was in non-exclusive discussions to acquire BCE. This was followed by a second announcement by TELUS on June 26 that inadequacies in BCE's bid process did not make it possible for TELUS to submit an offer as part of the strategic review process announced by BCE. Following the June 21 announcement, DBRS placed the credit ratings for TELUS Corporation and TCI "under review with developing implications". Similarly, Moody's affirmed its Baa1 rating for TELUS and changed its outlook to "developing" and Standard and Poors (S&P) placed the credit ratings of TELUS Corporation and TCI on "credit watch with negative implications."
     Following TELUS' earnings announcement on August 3, 2007, in which management indicated that TELUS did not intend to make a competing offer for BCE, DBRS affirmed its ratings and restored its trend to stable. On August 7, Moody's affirmed its ratings and restored the outlook to stable. On
September 6, S&P removed TELUS and TCI from credit watch, affirmed the ratings for TELUS and TCI and changed the outlook to stable.

     -------------------------------------------------------------------------
     Credit rating summary              DBRS      S&P       Moody's   Fitch
     -------------------------------------------------------------------------
     TELUS Corporation
       Senior bank debt                 -         -         -         BBB+
       Notes                            A (low)   BBB+      Baa1      BBB+
       Commercial paper                 R-1 (low) -         -         -

     TELUS Communications Inc. (TCI)
       Debentures                       A (low)   BBB+      -         BBB+
       Medium-term notes                A (low)   BBB+      -         BBB+
       First mortgage bonds             A (low)   A-        -         -

     Trend or outlook                   Stable    Stable    Stable    Stable
     -------------------------------------------------------------------------

     7.8 Financial instruments; Commitments and contingent liabilities

         Financial instruments (Note 4 of the interim Consolidated financial statements)

     The Company's financial instruments consist of cash and temporary investments, accounts receivable, investments accounted for using the cost method, accounts payable, restructuring accounts payable, short-term obligations, long-term debt, interest rate swap agreements, share-based compensation cost hedges, as further discussed in Note 10(b)-(c) of the interim Consolidated financial statements, and foreign exchange hedges.
     Fair value: The carrying value of cash and temporary investments, accounts receivable, accounts payable, restructuring accounts payable and short-term obligations approximates their fair values due to the immediate or short-term maturity of these financial instruments. The carrying values of the Company's investments accounted for using the cost method would not exceed their fair values.
     The carrying value of short-term investments equals their fair value as they are classified as held for trading. The fair value is determined directly by reference to quoted market prices.
     The fair values of the Company's long-term debt are estimated based on quoted market prices for the same or similar issues or on the current rates offered to the Company for debt of the same maturity as well as the use of discounted future cash flows using current rates for similar financial instruments subject to similar risks and maturities. The fair values of the Company's derivative financial instruments used to manage exposure to interest rate and currency risks are estimated similarly.
     The fair values of the Company's derivative financial instruments used to manage exposure to increases in compensation costs arising from certain forms of share-based compensation are estimated based upon fair value estimates of the related cash-settled equity forward agreements provided by the counterparty to the transactions.
     The effect of the adoption of comprehensive income on the Company's derivatives was to record them at their fair values rather than at their carrying amounts. The primary change was in derivatives classified as held for hedging and used to manage interest rate and currency risks associated with U.S. Dollar denominated debt, as shown in the table below.

     -------------------------------------------------------------------------
     As at ($ millions)                           September 30, 2007
     -------------------------------------------------------------------------
                                        Hedging
                                         item
                                        maximum
                                       maturity  Notional  Carrying     Fair
                                         date     amount    amount     value
     -------------------------------------------------------------------------
     Liabilities
     Long-term debt
       Principal                                            4,502.6   4,886.1
       Derivatives(1) classified as held
        for hedging and used to manage
        interest rate and currency risks
        associated with U.S. Dollar
        denominated debt
         - Derivative asset               2007          -         -
         - Derivative liability
           - Current                      2007          -         -
           - Non-current                  2011    2,950.5   1,201.5
                                                           ---------
                                                            1,201.5
         - Interest payable                                    32.3
                                                           ---------
       Net                                                  1,233.8   1,233.8
     Derivatives(1) used to manage
      interest rate risk associated
      with planned refinancing of debt
      maturing June 1, 2007               2007          -         -         -
     -------------------------------------------------------------------------
                                                            5,736.4   6,119.9
     -------------------------------------------------------------------------
     -------------------------------------------------------------------------


     -------------------------------------------------------------------------
     As at ($ millions)                            December 31, 2006
     -------------------------------------------------------------------------
                                        Hedging
                                         item
                                        maximum
                                       maturity  Notional  Carrying    Fair
                                         date     amount    amount     value
     -------------------------------------------------------------------------
     Liabilities
     Long-term debt
       Principal                                            4,908.2   5,535.9
       Derivatives(1) classified as held
        for hedging and used to manage
        interest rate and currency risks
        associated with U.S. Dollar
        denominated debt
         - Derivative asset               2007      809.9     (40.4)
         - Derivative liability
           - Current                      2007      673.4     165.8
           - Non-current                  2011    2,950.5     710.3
                                                           ---------
                                                              835.7
         - Interest payable                                     6.3
                                                           ---------
       Net                                                    842.0   1,090.6
     Derivatives(1) used to manage
      interest rate risk associated
      with planned refinancing of debt
      maturing June 1, 2007               2007      500.0         -       6.5
     -------------------------------------------------------------------------
                                                            5,750.2   6,633.0
     -------------------------------------------------------------------------
     -------------------------------------------------------------------------

    (1) Designated as cash flow hedging items.

     -------------------------------------------------------------------------

         Commitments and contingent liabilities (Note 17 of the interim Consolidated financial statements)

     The Company's commitments and contingent liabilities have not changed significantly in the nine-month period ended September 30, 2007. Changes to maturities of long-term debt as a result of financing activities in the first nine months of 2007 were described in Section 7.3 above. Uncertain income tax positions are substantially funded.
     On July 6, 2007, the CRTC issued Decision Telecom 2007-50, Use of deferral account to expand broadband services to certain rural and remote communities. In this decision, the CRTC approved the use of the deferral account for the purpose of expanding broadband services to 115 communities in British Columbia and Quebec. The Company is currently reviewing the implications of this decision in conjunction with its previously filed submission for use of the deferral account funds and, as directed by the CRTC, filed an update to the previously filed submission on September 4, 2007.
     A number of claims and lawsuits seeking damages and other relief are pending against the Company. It is impossible at this time for the Company to predict with any certainty the outcome of such litigation. However, management is of the opinion, based upon legal assessment and information presently available, that it is unlikely that any liability, to the extent not provided for through insurance or otherwise, would be material in relation to the Company's Consolidated financial position, excepting the items enumerated in
Note 17(c) of the interim Consolidated financial statements and updated in
Section 10.4 Litigation and legal matters.

     7.9 Outstanding share information

     The following is a summary of the outstanding shares for each class of equity at September 30 and October 12, 2007. In addition, for October 12, 2007, the total number of outstanding and issuable shares is presented assuming full conversion of outstanding options as well as options not yet granted, but for which shares have been reserved.

     -------------------------------------------------------------------------
     Class of equity security                      Common  Non-Voting   Total
     (millions of shares)                          Shares    Shares    shares
     -------------------------------------------------------------------------
     Common equity
       Outstanding shares at Sept. 30 and
        Oct. 12, 2007                               176.0     151.4   327.4(1)
       Options outstanding and issuable(2)(3)
        at Oct. 12, 2007                              0.5      16.1      16.6
     -------------------------------------------------------------------------
       Outstanding and issuable shares at
        Oct. 12, 2007                               176.5     167.5     344.0
     -------------------------------------------------------------------------
     -------------------------------------------------------------------------

     (1) For the purposes of calculating diluted earnings per share, the number of shares for the third quarter of 2007 was 332.8.
     (2) Assuming full conversion and ignoring exercise prices.
     (3) Not reduced for any options that may have been forfeited or expired in the period October 1 to 12, 2007.

     -------------------------------------------------------------------------

     8. Critical accounting estimates and accounting policy developments

     8.1 Critical accounting estimates

     TELUS' critical accounting estimates are described Section 8.1 of its 2006 Management's discussion and analysis. The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

     8.2 Accounting policy developments (Note 2 of the interim Consolidated financial statements)

     The interim Consolidated financial statements follow the same accounting policies and methods of their application as set out in Note 1 of TELUS' 2006 Consolidated financial statements for the year ended December 31, 2006, other than as set out below, including that certain of the comparative amounts have been reclassified to conform with the presentation adopted currently.

         Convergence with International Financial Reporting Standards

     In 2006, Canada's Accounting Standards Board ratified a strategic plan that will result in Canadian GAAP, as used by public companies, being evolved and converged with International Financial Reporting Standards (IFRS) over a transitional period currently expected to be complete by 2011. The precise timing of convergence will depend on an Accounting Standards Board progress review to be undertaken and released by March 31, 2008.
     Canadian GAAP will be converged with IFRS through a combination of two methods: as current joint-convergence projects of the United States' Financial Accounting Standards Board and the International Accounting Standards Board are agreed upon, they will be adopted by Canada's Accounting Standards Board and may be introduced in Canada before the complete changeover to IFRS; and standards not subject to a joint-convergence project will be exposed in an omnibus manner for introduction at the time of the complete changeover to IFRS.
     As the International Accounting Standards Board currently, and expectedly, has projects underway that should result in new pronouncements that continue to evolve IFRS, and that this Canadian convergence initiative is very much in its infancy as of the date of these consolidated financial statements, it is premature to currently assess the impact of the Canadian initiative, if any, on the Company.

         Comprehensive income; recognition and measurement of financial instruments

     Commencing with the Company's 2007 fiscal year, the recommendations of the Canadian Institute of Chartered Accountants (CICA) for accounting for comprehensive income (CICA Handbook Section 1530), for the recognition and measurement of financial instruments (CICA Handbook Section 3855) and for hedges (CICA Handbook Section 3865) apply to the Company. Currently, the concept of comprehensive income for purposes of Canadian GAAP, in the Company's specific instance, is to include changes in shareholders' equity arising from unrealized changes in the values of financial instruments. The implementation and the application of Handbook Sections 1530, 3855 and 3865 were described in the Company's 2007 first quarter Management's discussion and analysis. See Note 2(b) of the interim Consolidated financial statements.

         Income taxes arising from partnership income

     In mid-2006, Canada's Accounting Standards Board's Emerging Issues Committee issued a Draft Abstract (D59) regarding the accounting for income taxes related to entities that consolidate partnership interests that have a different year end than the consolidating entity. The Company has applied the guidance therein contained through its 2006 year-end. In March 2007, the Emerging Issues Committee issued a revised Draft Abstract (RD59) which changed the approach to determination of the classification of future income taxes between current and non-current. In May 2007, the Emerging Issues Committee removed this issue from its agenda.
     Given the absence of specific guidance on the issue, the Company has adopted the policy of accounting for the current portion of the future income tax liability for partnerships to include the tax effect of differences between the accounting and tax bases of current assets and current liabilities and the tax on partnership income to be allocated during the next twelve months. The Company has retrospectively applied this policy, which has, in the Company's specific current instance, the net effect of increasing the current portion of future income tax liabilities. The consolidated balance sheet reclassification is as set out in Note 2(c) of the interim Consolidated financial statements.

         Financial instruments - disclosure; presentation

     In respect of its 2007 fiscal year, the Company must comply with the recommendations of the CICA for financial instrument disclosure and presentation (CICA Handbook Section 3861). As an activity consistent with Canadian GAAP being evolved and converged with IFRS, the existing recommendations for financial instrument disclosure will be replaced with new recommendations (CICA Handbook Section 3862); the existing recommendations for financial instrument presentation will be carried forward, unchanged (CICA Handbook Section 3863).
     Commencing with the Company's 2008 fiscal year, the new recommendations of the CICA for financial instrument disclosures will apply to the Company. The new recommendations will result in incremental disclosures, relative to those currently, with an emphasis on risks associated with both recognized and unrecognized financial instruments to which an entity is exposed during the period and at the balance sheet date, and how an entity manages those risks. The Company is assessing how it will be affected by these new recommendations.

         Inventories

     Commencing with the Company's 2008 fiscal year, the new, IFRS-converged recommendations of the CICA for accounting for inventories (CICA Handbook
Section 3031) will apply to the Company. The new recommendations provide more guidance on the measurement and disclosure requirements for inventories; significantly, the new recommendations allow the reversals of previous write-downs to net realizable value where there is a subsequent increase in the value of inventories. The Company does not expect to be materially affected by the new recommendations.

     9. Annual guidance for 2007

     The following discussion is qualified in its entirety by the Caution regarding forward-looking statements at the beginning of Management's discussion and analysis. It is also qualified by Section 10: Risks and risk management of TELUS' 2006 annual and 2007 first and second quarter Management's discussion and analyses, as well as this report.
     The Company has revised its annual guidance for 2007 to reflect tax-related recoveries, continuing focus on profitable subscriber growth, and the impact on high-speed Internet net additions from temporarily reduced order processing capability resulting from the billing and client care system conversion, and other factors.

     -------------------------------------------------------------------------
                           Revised guidance  Previous guidance      Change
                               for 2007          for 2007

                                          (Second quarter MD&A)
     -------------------------------------------------------------------------
     Consolidated
                                                               Narrowed range
                                                               and reduced by
       Revenues                $9.125 to         $9.175 to        $50 to
                            $9.175 billion    $9.275 billion   $100 million

       EBITDA(1)               $3.725 to         $3.725 to      Reduced upper
        (as adjusted)(2)    $3.775 billion    $3.825 billion   end of range by
                                                                 $50 million
       Earnings per share
        (as adjusted)(3)    $3.55 to $3.65    $3.25 to $3.45   Increased 20 to
                                                                30 cents and
                                                               narrowed range

       Capital expenditures   No Change           Approx.         No Change
                                               $1.75 billion
     -------------------------------------------------------------------------
     Wireline segment

       Revenue (external)      $4.85 to          $4.85 to       Reduced upper
                            $4.875 billion     $4.9 billion    end of range by
                                                                 $25 million

       EBITDA                  $1.80 to          $1.775 to        Increased
        (as adjusted)(2)    $1.825 billion   $1.825 billion     lower end of
                                                                   range by
                                                                 $25 million

       Capital expenditures    No Change          Approx.         No Change
                                               $1.2 billion

       High-speed Internet      Approx.          More than       Reduced by
        net additions           110,000           125,000      approx. 15,000
     -------------------------------------------------------------------------

     Wireless segment
                                                               Narrowed range
                                                               and reduced by
       Revenue (external)      $4.275 to         $4.325 to         $50 to
                            $4.30 billion     $4.375 billion     $75 million

                                                               Narrowed range
                                                               and reduced by
       EBITDA                  $1.925 to         $1.95 to          $25 to
        (as adjusted)(2)    $1.95 billion      $2.0 billion      $50 million

       Capital expenditures    No Change          Approx.          No Change
                                               $550 million

       Wireless subscriber     Approx.           More than        Reduced by
        net additions          530,000            550,000           20,000
     -------------------------------------------------------------------------

     (1) See Section 11.1 Earnings before interest taxes depreciation and amortization (EBITDA) for the definition.
     (2) Excluding a cash-settled share option expense of approximately
         $170 million in 2007 for introducing the net-cash settlement feature, of which, approximately $145 million is in wireline and approximately $25 million is in wireless.
     (3) Excluding an after-tax charge per share of approximately $0.32 for introducing the net-cash settlement feature.

     -------------------------------------------------------------------------

     The following key assumptions were made at the time the original targets for 2007 were announced in December 2006. Where applicable, updates are provided for the key assumptions.

     -------------------------------------------------------------------------
     Key assumption for 2007 targets   Actual result for the year to-date
     -------------------------------------------------------------------------
     Canadian real GDP growth of 2.7%  In its Autumn outlook, the Conference
      (revised to 2.6%)                 Board of Canada issued revised
                                        estimates for Canadian real GDP growth
                                        of 2.6% for 2007 and 2.8% for 2008

     Increased wireline competition    Evidence of healthy competition within
      in both business and consumer     TELUS' incumbent business and consumer
      markets, particularly from        markets are forbearance decisions from
      cable-TV and VoIP companies       the CRTC that cover urban areas with
                                        more than one million residential
                                        subscribers and 35 business exchanges
                                        that serve more than two-thirds of
                                        TELUS total business lines.

     Forbearance for local retail      Assumption confirmed for residential
      wireline services in major        services by early August and for
      urban markets by the second       retail business services by late
      half of 2007                      September. See Section 10.1 Regulatory

     No further price cap mandated     The CRTC's decision on the parameters
      consumer price reductions         for the next price cap period was
                                        announced on April 30, 2007 confirming
                                        this assumption

     Canadian wireless industry        Based on Company estimates and Canadian
      market penetration gain of        industry net additions in the first
      4.5 to five percentage points     half of 2007 (excluding any impacts of
                                        competitors' subscriber write-offs),
                                        the industry penetration gain for 2007
                                        is trending within the key assumption
                                        range

     TELUS would record approximately  Restructuring costs are expected to be
      $50 million of restructuring      approximately $25 million in 2007
      expenses (see revision)

     TELUS' statutory income tax rate  Assumptions unchanged. See Section 5:
      is expected to be 33 to 34%       Consolidated results from operations -
      with minimal cash tax payments    Income taxes
      in 2007

     A discount rate of 5.0% and       Assumptions unchanged
      expected long-term average
      return of 7.25% for pension
      accounting

     Average TELUS shares outstanding  Average shares outstanding of
      of 330 to 335 million shares      333.5 million for the first nine
      for the full year                 months of 2007 was 3% lower than the
                                        same period in 2006, and is within the
                                        range of the 2.5 to 4% reduction
                                        implied by the key assumption for the
                                        full year
     -------------------------------------------------------------------------

     TELUS continues to have long-term policy guidelines for Net debt to EBITDA and dividend payout, described in Section 7.4. The 2007 annual guidance is in compliance with these policy guidelines.

     10. Risks and risk management

     The following are significant updates to the risks described in Section 10 of TELUS' 2006 annual and 2007 first quarter Management's discussions and analyses.

     10.1 Regulatory

     The outcome of any existing or future regulatory reviews, proceedings, court appeals, Federal Cabinet appeals or other regulatory developments could have a material impact on TELUS' operating procedures, costs and revenues.

         Local forbearance - Telecom Decisions 2007-64, 2007-84, 2007-92 and 2007-97

     The CRTC granted forbearance on August 3 (Decision 2007-64) for incumbent residential local services in Victoria, most of Greater Vancouver, Calgary, Edmonton and Rimouski. Forbearance was also granted on September 10 (Decision 2007-84) for nine additional exchanges in Eastern Quebec. The areas forborne from regulation cover more than one million residential subscribers and TELUS expects to receive decisions on a number of other applications in the near future.
     TELUS also applied for deregulation of business local services in phone exchanges covering 78 per cent of business lines in B.C. and Alberta, and 52 per cent in Eastern Quebec. In Telecom Decision 2007-92 on September 27, the CRTC granted forbearance for eligible business local services in 35 exchanges, including Victoria, most of Greater Vancouver, Calgary, Edmonton, Fort McMurray and Rimouski, which cover about two-thirds of TELUS' total business lines. Decision 2007-92 deregulated services such as single and multi-line business access, features and bundles, integrated services digital network primary rate interface (ISDN-PRI) and direct-in-dial (DID). TELUS' IP-One Evolution(R) service, Centrex service and enhanced exchange wide dialling
(EEWD) lines were not included in this decision and are expected to be addressed in proceedings under Telecom Public Notice 2007-14, in early 2008. There can be no assurance that forbearance will be granted for any or all of the exchanges or services included in the Company's outstanding or future forbearance applications.
     On October 5, 2007, in Decision 2007-97, the CRTC eliminated winback rules for telecommunication companies' incumbent ADSL Internet services as well as for large cable carriers' higher-speed access services.
     With these forbearance and winback decisions, pricing and marketing of retail local services can be set by the marketplace, rather than by regulators. TELUS expects to bundle services and features in new ways to better meet customer needs. However, competitive intensity is expected to increase as the entire industry is expected to be more innovative.

         Essential services - Application to review and vary Ethernet and ADSL orders (Telecom Decision 2007-77)

     In this decision in August, the CRTC rescinded its previous orders with respect to implementation of new services and new rates that were ordered in Ethernet and high-speed Internet (ADSL) decisions in January 2007. The commission also approved deferral account compensation for revenues forgone as a result of its previous determination to retroactively reduce TELUS ADSL central office activation fees. In the essential services proceeding currently under way (Public Notice 2006-14), TELUS continues to argue that ADSL and Ethernet are not essential services and should not be unbundled.

         Quality-of-service rebate program - CRTC decisions on TELUS' exclusion applications

     TELUS' remaining exclusion application for retail quality-of-service programs, concerning the series of severe storms in the Lower Mainland of B.C. from November 2006 to January 2007, was decided favourably in August 2007 in Decision 2007-72. TELUS will not be required to issue rebates.

         Wireless number portability (WNP)

     Phase one of WNP (sometimes referred to as local number portability, or LNP) was implemented successfully on March 14, 2007 in the majority of populated centres in Canada by Canadian wireless carriers, including TELUS. Implementation of WNP in remaining areas was achieved in September 2007. Experience from two full quarters of WNP, indicates that it is a net contributor to increased subscriber loading for TELUS, with inbound porting exceeding outbound porting, but WNP has also contributed initially to increased wireless customer retention costs as a percentage of revenues in the second quarter of 2007 and a slight increase in subscriber churn in the second and third quarters of 2007. Subscriber churn and retention costs may be permanently higher in the future.
     WNP could also lead to an increase in migration of network access lines to wireless services, as well as present opportunities for TELUS to market more effectively in the business/enterprise market in Central Canada where TELUS has a lower market share than its competitors. There can be no assurance that this will be the case.

         Foreign-ownership restrictions

     TELUS and its subsidiaries are subject to the foreign ownership restrictions imposed by the Telecommunications Act, the Radiocommunication Act and the Broadcasting Act. In July 2007, the Minister of Industry and the Minister of Finance announced the creation of a Competition Review Panel to review Canadian competition and investment legislation: the Competition Act and the Investment Canada Act. As the Panel will report to the Minister of Industry by June 30, 2008, it is expected that any subsequent legislation changes would not be effective until late-2008 or 2009. TELUS has supported the relaxation of foreign ownership restrictions in the past, but believes that any such relaxation must be on an equal basis for broadcasting and telecommunications companies.

     10.2 Human resources

         Collective bargaining at TELUS Quebec

     Two collective agreements between TELUS Quebec and the Syndicat des agents de maitrise de TELUS covering approximately 520 professional and supervisory team members in Quebec expired on March 31, 2007. The parties continue to negotiate to achieve a new collective agreement.

     10.3 Process risks

         TELUS systems and processes could negatively impact financial results and customer service - Billing/revenue assurance and efficiency programs

     TELUS successfully converted all of its wireline consumer customers in Alberta to a new integrated billing and client care system in late-March 2007. The new system includes re-engineered processes for order entry, pre-qualification, service fulfillment and assurance, customer care, collections/credit, customer contract and information management. During the second quarter of 2007, and to a lesser degree in the third quarter of 2007, initial system difficulties were experienced that reduced order processing capability, which caused increased installation backlogs and higher costs such as extra call centre resources in order to maintain service levels. The critical billing function performed as expected and additional call centre operations are being reduced. Additional post-conversion expenses were approximately $8 million in the third quarter, down from $16 million in the second quarter. There can be no assurance that this undertaking will not negatively impact, on an extended basis, TELUS' customer service levels, competitive position and financial results.
     Additional phases of development and conversion are planned over the next several years including a similar system conversion for B.C. consumers planned for the first half of 2008. Although the Company expects to benefit from lessons learned in the Alberta conversion, the legacy systems in B.C. are different enough that there is no assurance that the B.C. conversion will be as successful as the Alberta conversion. This customer-focused project required extensive system development and, in itself, presents future implementation risks due to the complexity of the implementation task and resource constraints, as well as reliance on newly developed third party software code. Significant time delays in implementing new phases of this system, or system instability, could negatively impact TELUS' competitive ability to quickly and effectively launch new products, services and promotions; achieve and maintain a competitive cost structure; and deliver better information and analytics to management.

     10.4 Litigation and legal matters

         Certified class action

     A class action was brought August 9, 2004 under the Class Actions Act (Saskatchewan), against a number of past and present wireless service providers including the Company. The claim alleges that each of the carriers is in breach of contract and has violated competition, trade practices and consumer protection legislation across Canada in connection with the collection of system access fees, and seeks to recover direct and punitive damages in an unspecified amount. The class was certified on September 17, 2007 by the Saskatchewan Court of Queen's Bench. The Company has applied for leave to appeal the certification decision. The Company believes that it has good defences to the action.
     Similar proceedings have been filed by, or on behalf of, plaintiffs' counsel in other provincial jurisdictions, but are not expected to proceed until the Saskatchewan action has been decided. Should the ultimate resolution of this action differ from management's assessments and assumptions, a material adjustment to the Company's financial position and the results of its operations could result; management's assessments and assumptions include that a reliable estimate of the exposure cannot be made at this preliminary stage of the lawsuit.

     11. Reconciliation of non-GAAP measures and definition of key operating indicators

     11.1 Earnings before interest taxes depreciation and amortization
          (EBITDA)

     TELUS has issued guidance on and reports EBITDA because it is a key measure used by management to evaluate performance of business units, segments and the Company. EBITDA is also utilized in measuring compliance with debt covenants - see Section 11.4 EBITDA excluding restructuring costs. EBITDA is a measure commonly reported and widely used by investors as an indicator of a company's operating performance and ability to incur and service debt, and as a valuation metric. The Company believes EBITDA assists investors in comparing a company's performance on a consistent basis without regard to depreciation and amortization, which are non-cash in nature and can vary significantly depending upon accounting methods or non-operating factors such as historical cost.
     EBITDA is not a calculation based on Canadian or U.S. GAAP and should not be considered an alternative to Operating income or Net income in measuring the Company's performance, nor should it be used as an exclusive measure of cash flow, because it does not consider the impact of working capital growth, capital expenditures, debt principal reductions and other sources and uses of cash, which are disclosed in the Consolidated statements of cash flows. Investors should carefully consider the specific items included in TELUS' computation of EBITDA. While EBITDA has been disclosed herein to permit a more complete comparative analysis of the Company's operating performance and debt servicing ability relative to other companies, investors should be cautioned that EBITDA as reported by TELUS may not be comparable in all instances to EBITDA as reported by other companies.
     The following is a reconciliation of EBITDA with Net income and Operating income. EBITDA (as adjusted) excludes a non-cash charge for introducing a net-cash settlement feature for share option awards granted prior to January 1, 2005. EBITDA (as adjusted) is regularly reported to the chief operating decision-maker and corresponds to the definition used in setting TELUS' 2007 EBITDA targets and revised guidance (see Section 9).

     -------------------------------------------------------------------------
                                           Quarters ended   Nine-month periods
                                            September 30    ended September 30
     ($ millions)                          2007      2006      2007      2006
     -------------------------------------------------------------------------
     Net income                           409.9     319.6     857.8     886.3
       Other expense (income)               8.0       4.0      30.3      17.9
       Financing costs                     86.2     116.6     331.0     371.1
       Income taxes                        78.6     126.5     251.6     261.3
       Non-controlling interest             1.7       2.4       4.5       7.1
     -------------------------------------------------------------------------
     Operating income                     584.4     569.1   1,475.2   1,543.7
       Depreciation                       332.5     325.8     968.5   1,000.2
       Amortization of intangible
        assets                             70.1      57.5     192.2     168.3
     -------------------------------------------------------------------------
     EBITDA                               987.0     952.4   2,635.9   2,712.2
     Add back: Non-cash (recovery)
      charge in 2007 for introducing
      a net-cash settlement feature
      for options granted prior
      to 2005                              (7.2)        -     168.1         -
     -------------------------------------------------------------------------
     EBITDA (as adjusted)                 979.8     952.4   2,804.0   2,712.2
     -------------------------------------------------------------------------
     -------------------------------------------------------------------------

     In addition to EBITDA, TELUS calculates EBITDA less capital expenditures as a simple proxy for cash flow at a consolidated level and in its two reportable segments. EBITDA less capital expenditures may be used for comparison to the reported results for other telecommunications companies over time and is subject to the potential comparability issues of EBITDA described above.

     -------------------------------------------------------------------------
                                           Quarters ended   Nine-month periods
                                            September 30    ended September 30
     ($ millions)                          2007      2006      2007      2006
     -------------------------------------------------------------------------
     EBITDA                               987.0     952.4   2,635.9   2,712.2
     Capital expenditures                (434.1)   (423.9) (1,297.8) (1,203.2)
     -------------------------------------------------------------------------
     EBITDA less capital expenditures     552.9     528.5   1,338.1   1,509.0
     Add back: Non-cash charge in
      2007 for introducing a net-
      cash settlement feature for
      options granted prior to 2005        (7.2)        -     168.1         -
     -------------------------------------------------------------------------
     EBITDA (as adjusted) less
      capital expenditures                545.7     528.5   1,506.2   1,509.0
     -------------------------------------------------------------------------

     11.2 Free cash flow

     The Company reports free cash flow because it is a key measure used by management to evaluate its performance. Free cash flow excludes certain working capital changes and other sources and uses of cash, which are disclosed in the Consolidated statements of cash flows. Free cash flow is not a calculation based on Canadian or U.S. GAAP and should not be considered an alternative to the Consolidated statements of cash flows. Free cash flow is a measure that can be used to gauge TELUS' performance over time. Investors should be cautioned that free cash flow as reported by TELUS may not be comparable in all instances to free cash flow as reported by other companies. While the closest GAAP measure is Cash provided by operating activities less Cash used by investing activities, free cash flow is considered relevant because it provides an indication of how much cash generated by operations is available after capital expenditures, but before proceeds from divested assets, and changes in certain working capital items (such as trade receivables, which can be significantly distorted by securitization changes that do not reflect operating results, and trade payables).
     The following reconciles free cash flow with Cash provided by operating activities less Cash used by investing activities:

     -------------------------------------------------------------------------
                                           Quarters ended   Nine-month periods
                                            September 30    ended September 30
     ($ millions)                          2007      2006      2007      2006
     -------------------------------------------------------------------------
     Cash provided by operating
      activities                          831.8     570.4   2,354.3   2,056.5
     Cash (used) by investing
      activities                         (430.0)   (451.0) (1,300.1) (1,253.2)
     -------------------------------------------------------------------------
                                          401.8     119.4   1,054.2     803.3

     Net employee defined benefit
      plans expense                        24.0       1.5      69.0       4.4
     Employer contributions to
      employee defined benefit plans       18.9      28.8      67.5     104.3
     Amortization of deferred gains
      on sale-leaseback of buildings,
      amortization of deferred
      charges and other, net               (5.9)     (3.9)     (1.1)    (12.5)
     Reduction (increase) in
      securitized accounts receivable     (50.0)    185.0     (50.0)    150.0
     Non-cash working capital changes
      (except changes in taxes,
      interest, and securitized
      accounts receivable) and other      118.2     161.9       3.5     246.9
     Acquisition                              -      25.0         -      44.5
     Proceeds from the sale of
      property and other assets            (4.1)     (6.9)     (5.4)    (14.9)
     Other investing activities               -       9.0       7.7      20.4
     -------------------------------------------------------------------------
     Free cash flow                       502.9     519.8   1,145.4   1,346.4
     -------------------------------------------------------------------------
     -------------------------------------------------------------------------

     The following shows management's calculation of free cash flow.

     -------------------------------------------------------------------------
                                           Quarters ended   Nine-month periods
                                            September 30    ended September 30
     ($ millions)                          2007      2006      2007      2006
     -------------------------------------------------------------------------
     EBITDA                               987.0     952.4   2,635.9   2,712.2

     Restructuring costs net of
      cash payments                         3.3      (1.2)    (21.0)      2.2
     Share-based compensation              (3.3)     14.2     126.4      35.3
     Donations and securitization
      fees included in Other expense       (9.2)     (8.5)    (27.6)    (20.6)
     Cash interest paid                   (41.1)    (13.0)   (283.2)   (297.6)
     Cash interest received                 1.4       0.6       8.9      23.9
     Income taxes received (paid),
      less investment tax credits
      received that were previously
      recognized in either EBITDA or
      capital expenditures, and other      (1.1)     (0.8)      3.8      94.2
     Capital expenditures                (434.1)   (423.9) (1,297.8) (1,203.2)
     -------------------------------------------------------------------------
     Free cash flow                       502.9     519.8   1,145.4   1,346.4
     -------------------------------------------------------------------------
     -------------------------------------------------------------------------

     11.3 Definition of key operating indicators

     These measures are industry metrics and are useful in assessing the operating performance of a wireless company.

     Average revenue per subscriber unit per month (ARPU) is calculated as Network revenue divided by the average number of subscriber units on the network during the period and expressed as a rate per month. Data ARPU is a component of ARPU, calculated on the same basis for revenues derived from services such as text messaging, mobile computing, personal digital assistance devices, Internet browser activity and pay-per-use downloads.

     Churn per month is calculated as the number of subscriber units disconnected during a given period divided by the average number of subscriber units on the network during the period, and expressed as a rate per month. A prepaid subscriber is disconnected when the subscriber has no usage for 90 days following expiry of the prepaid card.

     Cost of acquisition (COA) consists of the total of handset subsidies, commissions, and advertising and promotion expenses related to the initial subscriber acquisition during a given period. As defined, COA excludes costs to retain existing subscribers (retention spend).

     COA per gross subscriber addition is calculated as cost of acquisition divided by gross subscriber activations during the period.

     COA per gross subscriber addition to lifetime revenue is calculated as cost of acquisition for new subscribers divided by expected lifetime revenue of the subscriber base, expressed as a percentage.

     EBITDA excluding COA is a measure of operational profitability normalized for the period costs of adding new customers.

     Lifetime revenue per subscriber is calculated as ARPU divided by the churn per month. The metric provides a means of estimating the average total revenue expected from existing subscribers.

     Retention spend to Network revenue represents direct costs associated with marketing and promotional efforts aimed at the retention of the existing subscriber base divided by Network revenue.

     11.4 Definition of liquidity and capital resource measures

     Dividend payout ratio is defined as the most recent quarterly dividend declared per share multiplied by four and divided by basic earnings per share for the 12-month trailing period. The target guideline for the annual dividend payout ratio is on a prospective basis, rather than on a trailing basis, and is 45 to 55% of sustainable net earnings.

     EBITDA - excluding restructuring costs is used in the calculation of Net debt to EBITDA and EBITDA interest coverage, consistent with the calculation of the Leverage Ratio and the Coverage Ratio in credit facility covenants. Restructuring costs were $22.2 million and $95.4 million, respectively, for the twelve-month periods ended September 30, 2007 and 2006.

     EBITDA - excluding restructuring costs interest coverage is defined as EBITDA excluding restructuring costs divided by Net interest cost. Historically, this measure is substantially the same as the Coverage Ratio covenant in TELUS' credit facilities.

     Interest coverage on long-term debt is calculated on a 12-month trailing basis as Net income before interest expense on long-term debt and income tax expense divided by interest expense on long-term debt. Interest expense on long-term debt for the 12-month trailing period ending September 30, 2006 includes losses on redemption of long-term debt. The 12-month periods ended September 30, 2007 and 2006 also include accruals for estimated costs to settle a lawsuit.

     Net debt is a non-GAAP measure whose nearest GAAP measure is the sum of Long-term debt and Current maturities of long-term debt, as reconciled below. Net debt is one component of a ratio used to determine compliance with debt covenants (refer to the description of Net debt to EBITDA below).

     -------------------------------------------------------------------------
                                                    As at     As at     As at
                                                 Sept. 30,  Dec. 31, Sept. 30,
     ($ millions)                                    2007      2006      2006
     -------------------------------------------------------------------------
     Long-term debt including current portion     4,502.6   4,908.2   4,764.5
     Debt issuance costs netted against
      long-term debt                                 31.5      19.9      21.5
     Derivative liability                         1,201.5     838.5     985.8
     Accumulated other comprehensive income
      amounts arising from financial
      instruments used to manage interest
      rate and currency risks associated
      with U.S. Dollar denominated debt            (163.2)        -         -
     -------------------------------------------------------------------------
     Debt                                         5,572.4   5,766.6   5,771.8
     Deduct Cash and temporary investments           (1.0)     11.5      25.4
     Add proceeds from securitized accounts
      receivable                                    550.0     500.0     350.0
     -------------------------------------------------------------------------
     Net debt                                     6,121.4   6,278.1   6,147.2
     -------------------------------------------------------------------------
     -------------------------------------------------------------------------

     The derivative liability in the table above relates to cross currency interest rate swaps that effectively convert principal repayments and interest obligations to Canadian dollar obligations, which at September 30, 2007, is in respect of the US$1,925.0 million debenture maturing June 1, 2011. At
December 31, 2006 and September 30, 2006, the derivative liability was in respect of the 2011 debenture and the US$1,166.5 million debenture that matured June 1, 2007. Management believes that Net debt is a useful measure because it incorporates the exchange rate impact of cross currency swaps put into place that fix the value of U.S. Dollar denominated debt, and because it represents the amount of long-term debt obligations that are not covered by available cash and temporary investments.

     Net debt to EBITDA - excluding restructuring costs is defined as Net debt as at the end of the period divided by the 12-month trailing EBITDA excluding restructuring costs. TELUS' guideline range for Net debt to EBITDA is from 1.5 to 2.0 times. Historically, Net debt to EBITDA - excluding restructuring costs is substantially the same as the Leverage Ratio covenant in TELUS' new credit facilities.

     Net debt to total capitalization provides a measure of the proportion of debt used in the Company's capital structure. The long-term target ratio for Net debt to total capitalization is 45 to 50%.

     Net interest cost is defined as Financing costs before gains on redemption and repayment of debt, calculated on a 12-month trailing basis. No gains on redemption and repayment of debt were recorded in the respective periods. Losses recorded on the redemption of long-term debt are included in net interest cost. Net interest costs for the 12-months ending September 30, 2007 and 2006 are equivalent to reported quarterly financing costs over those periods.

     Total capitalization - book value excludes Accumulated other comprehensive income (loss) and is calculated as follows.

     -------------------------------------------------------------------------
                                                    As at     As at     As at
                                                 Sept. 30   Dec. 31  Sept. 30
     ($ millions)                                    2007      2006      2006
     -------------------------------------------------------------------------
     Net debt                                     6,121.4   6,278.1   6,147.2
     Non-controlling interests                       23.8      23.6      22.3
     Shareholders equity                          6,679.6   6,928.1   6,987.9
     Accumulated other comprehensive loss           118.6         -         -
     -------------------------------------------------------------------------
     Total capitalization - book value           12,943.4  13,229.8  13,157.4
     -------------------------------------------------------------------------
     -------------------------------------------------------------------------

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated: November 2, 2007
				    TELUS Corporation


			 	   /s/ Audrey Ho
				_____________________________
				Name:  Audrey Ho
                                Title: Vice President, Legal Services and
                                       General Counsel and Corporate Secretary